Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Flower Turbines, Inc.
240 Central Ave. 1J
Lawrence, NY 11559
https://www.flowerturbines.com/

Up to $3,276,826.00 in Common Stock at $14.00
Minimum Target Amount: $9,996.00

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

      Company: Flower Turbines, Inc.
      Address: 240 Central Ave. 1J, Lawrence, NY 11559
      State of Incorporation: DE
      Date Incorporated: July 27, 2019

Terms:

      Equity

Offering Minimum: $9,996.00 | 714 shares of Common Stock
Offering Maximum: $3,276,826.00 | 234,059 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $14.00
Minimum Investment Amount (per investor): $420.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus | 5% Bonus Shares

As you are a previous investor in Flower Turbines, Inc, you are eligible for additional bonus shares.

Reservations Bonus

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Time-Based Perks

Early Bird 1

Invest $1,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 2

Invest $5,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 3

Invest $10,000+ within the first 2 weeks and receive 20% bonus shares.

Early Bird 4

Invest $20,000+ within the first 2 weeks and receive 25% bonus shares.

Early Bird 5

Invest $50,000+ within the first 2 weeks and receive 30% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1

Invest $5,000+ between days 30 - 35 and receive 12% bonus shares.

Flash Perk 2

Invest $5,000+ between days 55-60 and receive 12% bonus shares.

<u>Amount-Based Perks</u>

Tier 1

Invest $1,000+ and receive 5% bonus shares.

Tier 2

Invest $2,500+ and receive 8% bonus shares.

Tier 3

Invest $5,000+ and receive a 5% discount on products purchased over $10,000** plus 10% bonus shares.

Tier 4

Invest $10,000+ and receive + 8% discount on products purchased over $10,000** plus 12% bonus shares.

Tier 5

Invest $20,000+ and receive a 10% discount on purchases over $10,000** plus 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**In order to receive a discount on your Flower Turbines purchase, the purchase must be made within six months of your investment being closed on.

<u>The 10% StartEngine Venture Club Bonus</u>

Flower Turbines will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Flower Turbines at $14 / share, you will receive 110 shares of Flower Turbines common stock, meaning you'll own 110 shares for $1400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus and the Reservation Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

We design, manufacture, and sell small vertical axis wind turbines, which, compared with current small drag-type wind turbines, are more aerodynamically efficient, emit less noise and vibrations, and are aesthetically designed. We have solved the aerodynamic blade design issues that plague many of our competitors' wind turbines. We also have a patented cluster effect, wherein the turbines perform much better when arranged nearby in the correct manner. Our goal is to make our sleek, innovative, and efficient small wind turbines the foundation of a large global renewable energy company. We currently offer, one, two, three, four, five, and six-meter high versions of our wind turbines, that can produce power ranging from tens of watts up to 10,000 watts.

Flower Turbines has been in existence since 2013, originally founded as an LLC in New York and most recently converted to

Flower Turbines, Inc., a Delaware corporation. In 2019 Flower Turbines LLC completed a Regulation Crowdfunding campaign on StartEngine. In December 2019, Flower Turbines LLC became Flower Turbines, Inc., a Delaware Corporation.

The business entities are the same and all business-related materials transferred from the LLC to the new corporation. Flower Turbines, Inc. operates a wholly owned subsidiary Flower Turbines BV in the Netherlands. It addresses the EU market, which is currently more advanced than the US. Today, we are providing an opportunity to invest in Flower Turbines, Inc., the head company.

On March 27, 2019, we formed Flower Turbines B.V., a Netherlands company, to sell, install, and develop sustainable energy solutions in the European Union. In January 2020, we extended our business into the electric mobility vertical through Flower Turbines B.V.'s acquisition of a product line of charging stations, which include stationary poles, outdoor benches, and workstations, which can charge electric vehicles and other products such as mobile phones. The charging stations generate power through wind, solar, and grid energy. We outfit some of these charging stations with our wind turbines.

Competitors and Industry

Competitors and Industry

We compete with other manufacturers of wind turbines, and other alternative energy providers such as solar technology. We believe that our turbines provide more than economic value for the customers-something that was often missing with other small turbines. Because we created so many innovative technologies, we believe that we compete more with the grid than with other small turbines, which we believe do not come close to us in terms of the many features we offer, based on over 30 patents, such as low starting speed, high speed durability, bird friendliness, low noise, esthetics, and ability to cluster the turbines synergistically. Large turbines are more cost-effective but what counts for a consumer is the cost by the time it reaches them, and that is where we compete.

There are hundreds of small wind manufacturers, but we can narrow down our competitors as follows:

Flower Turbines are in the category of drag vertical axis turbines, of which there are few. The other vertical axis types are lift (noisy and can kill birds) and helical (least efficient).

Within the drag group, Flower Turbines stand out as the only ones with patent-granted and pending higher efficiency designs while remaining very low in noise, a patented cluster effect that allows greater project density (and enables only Flower Turbines to make farms of small turbines, a change in the market from one at a time sales), bird friendliness, and a copyrighted design.

The small wind industry has failed to materialize as a large industry like solar due to previous limitations without our technology.

Current Stage and Roadmap

Current Stage

We have built an in-house sales and marketing team to sell our turbines and charging stations directly and have and are developing partnerships with resellers. We are exploring developing a leasing program similar to those commonly used in the solar industry.

We intend to focus on marketing our wind turbines in selected markets in the United States and abroad characterized by high winds and high electricity prices, such as the east and west coasts of the United States, the Midwest, Hawaii and the North Sea and Baltic Sea adjacent countries in Europe. We intend to focus marketing our e-bike power stations in flat areas of Europe, such as the Netherlands, Belgium, Germany, and Denmark, and in other cities worldwide.

We have been manufacturing in Europe for several years, and recently began manufacturing and assembling certain products in our facility in Lubbock, Texas. We are starting to produce some of our own wind turbine electronics such as charge controllers, and plan to sell or license some of our components to other wind turbine companies. We also outsource manufacturing and assembly to various manufacturers located in the Netherlands.

We currently offer, one, two, three, four, five, and six-meter high versions of our wind turbines, that can produce power ranging from tens of watts to up to 10,000 watts.

Future Roadmap

We are investing in the continued growth of our brand and are seeking to hit the following milestones during 2024:

Commence sales of all turbine sizes in the United States manufactured in the US .

EU$500,000 in sales in the European Union.

US$5,000,000 in sales outside of the United States, including, EU$500,000 in sales in the European Union.

Decrease cost of EU sales by production in Eastern Europe as well as the Netherlands.

Commence creating prototypes of our flat and slanted roof wind/solar installation products with no bolts required (patents granted and pending) and our Power Tower.

Please note the above are financial goals and projections for 2024, there is no guarantee that the company will achieve these results and these are our goals.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER

MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: Dr. Mark Daniel Farb

Dr. Mark Daniel Farb's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Office, Chief Financial Officer, Secretary & Director
  Dates of Service: December, 2019 - Present
  Responsibilities: Dr. Mark Daniel Farb serves as the chief executive officer, chief financial officer, chief technical and patent officer, secretary and sole director, since our inception in December 2019. Prior thereto, Dr. Farb served as the Manager of our predecessor-in interest, Flower Turbines LLC, since its founding in September 2014. Dr. Mark Daniel Farb currently receives cash compensation of $183,000 per year for this role.

Other business experience in the past three years:

- Employer: Leviathan Energy
  Title: CEO
  Dates of Service: June, 2006 - Present
  Responsibilities: Oversees corporate decisions. Leviathan Energy has been put on hold while Mr. Farb grows Flower Turbines. Mr. Farb does not work on Leviathan Energy during a work week.

Name: Warren Stoll

Warren Stoll's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: May, 2021 - Present
  Responsibilities: Mr. Stoll manages operations to provide strategic advice, and oversees administrative and operational functions - reporting directly to the CEO. Mr. Stoll currently receives salary compensation of $144,000 for this role.

Other business experience in the past three years:

- Employer: Loantime
  Title: CEO
  Dates of Service: June, 2017 - May, 2021

Responsibilities: Setting the organizations direction, aligning the organization and managing personal effectiveness.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds

sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
Even if we are successful in this offering, we may need to engage in common equity, debt, or preferred stock financings in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock, including, but not limited to, having dividend and liquidation preferences. In addition, ifwe need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurance that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

We are an early stage company and have a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Flower Turbines has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns around 70 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies.

Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We depend on certain key personnel and must attract and retain additional talent.
Our future success depends on the efforts of key personnel and consultants, especially our sole officer and director, Dr. Mark Daniel Farb. As we grow, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The success of our business is highly correlated to general economic conditions.
Demand for our products is highly correlated with general economic conditions, as a substantial portion of our revenue is derived from discretionary spending, which typically declines during times of economic instability. Declines in economic conditions in the United States or in other countries in which we operate and may operate in the future may adversely impact our financial results. Because such declines in demand are difficult to predict, we or our industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our ability to grow or maintain our business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment, and other factors. The inability to grow or maintain our business would adversely affect our business, financial conditions, and results of operations, and thereby an investment in our common stock.

Natural disasters and other events beyond our control could materially adversely affect us.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our products to our customers and could decrease demand for our products. In addition, if the intensity and frequency of hurricanes, tornados, and other adverse weather conditions results from global warming, or otherwise, the same could affect the viability of our turbines to withstand such adverse weather in certain markets, which could adversely effect our business.

We face intense competition, and many of our competitors have substantially greater resources than we do.
We compete with major international and domestic renewable energy companies, including, GE, Siemens, and Enercon. Some of our current and potential competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel, and other resources than we do. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion, and sales of alternative energy products than we can. In addition, many of our competitors are developing and are currently producing products based on new solar energy technologies that may ultimately have costs similar to, or lower than, our projected costs.

If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed.
Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurance that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue,

delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage.

Since our products are electricity-delivering devices and our turbines have fast moving blades, it is possible that users or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, to the extent we hold applicable insurance coverage, could require us to make significant payments.

We could incur substantial costs to comply with environmental, health and safety ("EHS") laws and regulations and to address violations of or liabilities under these requirements.

Our operations are subject to a variety of EHS laws and regulations in the jurisdictions in which we operate and sell products governing, among other things, health, safety, pollution and protection of the environment and natural resources, including the use, handling, transportation and disposal of non-hazardous and hazardous materials and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water, groundwater and soil, product content, performance and packaging. We cannot guarantee that we have been, or will at all times be, in compliance with such laws and regulations. Changes in existing EHS laws and regulations, or their application, could cause us to incur additional or unexpected costs to achieve or maintain compliance. Failure to comply with these laws and regulations, obtain the necessary permits to operate our business, or comply with the terms and conditions of such permits may subject us to a variety of administrative, civil and criminal enforcement measures, including the imposition of civil and criminal sanctions, monetary fines and penalties, remedial obligations, and the issuance of compliance requirements limiting or preventing some or all of our operations. The assertion of claims relating to regulatory compliance, on or off site contamination, natural resource damage, the discovery of previously unknown environmental liabilities, the imposition of criminal or civil fines or penalties and/or other sanctions, or the obligation to undertake investigation, remediation or monitoring activities could result in potentially significant costs and expenditures to address contamination or resolve claims or liabilities. Such costs and expenditures could have a material adverse effect on our business, financial condition or results of operations. Under certain circumstances, violation of such EHS laws and regulations could result in us being disqualified from eligibility to receive federal government contracts or subcontracts under the federal government's debarment and suspension system. We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of currently and formerly owned, leased or operated properties, or properties to which hazardous substances or wastes were sent by current or former operators at our current or former facilities, regardless of whether we directly caused the contamination or violated any law at the time of discharge or disposal. The presence of contamination from hazardous substances or wastes could interfere with ongoing operations or adversely affect our ability to sell, lease or use our properties as collateral for financing. We also could be held liable under third-party claims for property damage, natural resource damage or personal injury and for penalties and other damages under such environmental laws and regulations, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to comply with regulatory requirements is critical to our future success, and there can be no guarantee that our businesses are in full compliance with all such requirements.

As a manufacturer and distributor of wind and other energy industry products we are subject to the requirements of federal, state, local, and foreign regulatory authorities. In addition, we are subject to several authorities setting industry standards. Changes in the standards and requirements imposed by such authorities could have a material adverse effect on us. In the event we are unable to meet any such standards when adopted, our businesses could be adversely affected. We may not be able to obtain all regulatory approvals, licenses, and permits that may be required in the future, or any necessary modifications to existing regulatory approvals, licenses and permits, or maintain all required regulatory approvals, licenses and permits. There can be no guarantee that our businesses are fully compliant with such standards and requirements.

The U.S. wind energy industry is significantly impacted by tax and other economic incentives. A significant change in these incentives could significantly impact our results of operations and growth.

The U.S. wind energy industry is significantly impacted by federal tax incentives and state Renewable Portfolio Standards ("RPSs"), which have provided material incentives to develop wind energy generation facilities and thereby impact the demand for our products. One such federal government program is the production tax credit ("PTC"), which provides economic incentives to the owners of wind energy facilities in the form of a tax credit. Despite recent reductions in the cost of wind energy, due to variability in wind quality and consistency, and other regional differences, wind energy may not be economically viable in certain parts of the country absent such incentives. The increased demand for our products that generally results from the credits and incentives could be impacted by the expiration or curtailment of these programs. A new set of incentives under the Inflation Reduction Act of 2022 have just been released and could affect our finances positively because we sell and manufacture in the US for North America.

Risks of borrowing and restrictions on our ability to borrow.

We currently have outstanding loans and may have to seek loans in the future from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. We own or license from Dr. Farb, various patents issued by various jurisdictions, which cover various aspects of our technology. We also own or license from Dr. Farb various domain names and trademarks, and we hold various trade secrets related to the manufacturing and construction of our turbines. In addition, we plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, ifwe are determined to have infringed upon a third party's intellectual property rights, we may be required to cease deploying our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including research and development, engineering, manufacturing, shipping, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. Any significant delays or other complications in maintaining our research and development partners, third party manufacturers, or manufacturing our products, including, but not limited to, complications associated with production or supply chain, or regulatory approvals, or any disruptions or failures to maintain our relationships, could materially damage our brand, business, prospects, financial condition, and operating results. There is currently a risk that the coronavirus outbreak in countries around the world may disrupt parts supply. We intend to mitigate this risk through inventory and supply chain management practices.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling, and distributing our products relative to their selling prices, our operating results, gross margins, business, and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

We do not own all of our intellectual property.

We have a royalty free license to use certain patents, trademarks, copyrights and other intellectual property rights from Dr. Farb, all of them pursuant to a 20 year, royalty free, world-wide, exclusive license, and an assignment to Leviathan Energy Wind Lotus, Ltd. Therefore, our investors will not receive any benefits associated with the ownership of such intellectual property rights. Although our license has a term of 20 years, if we were to default under the license agreement and lose our ability to use these patents, trademarks and other intellectual property, it would have a material adverse impact on our business, financial condition, operating results and prospects, and you could lose your investment.

Because no public trading market for our common stock currently exists, it will be difficult for you to sell the common stock and, if you are able to sell the common stock, you may have to sell them at a substantial discount to the price you paid for the common stock.

While our common stock has registered to be listed on StartEngine Secondary, we have not yet commenced such listing, and therefore, there is no public trading market. In addition, we may never commence such listing, and ifwe do, we may terminate such listing at any time. Even ifwe commence such listing, an active public trading market may never develop. Until the common stock is listed on an exchange on which there is an active trading market, if ever, you may not be able to sell your common stock, unless through a private sale in which the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your common stock promptly or at all. If you can sell your common stock, you may have to sell them at a substantial discount to the price you paid for the common stock.

Investors in our common stock will have to assign their voting rights.

The holders of common stock issued in this offering will grant an irrevocable voting proxy to our chief executive officer (the "Proxy"), that will limit their ability to vote their common stock until the occurrence of certain events specified in the proxy, which may never occur. The inability of the holders of common stock issued in this offering to vote their common stock, and the provision of a voting proxy to our chief executive officer, could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

Our Subscription Agreement limits the liability of the proxy.

Pursuant to the Subscription Agreement, other than with respect to the gross negligence or willful misconduct of the Proxy, the Proxy will not be liable for any actions he/she takes or fails to take, in his/her capacity as the Proxy, while acting in good faith. Therefore, if the Proxy takes actions or omits to take actions which investors deem to be not in their best interests, as long as such actions do not constitute gross negligence or willful misconduct, and the Proxy is acting in good faith, the investors would not have any recourse against the Proxy.

Our Subscription Agreement provides the proxy with certain indemnification rights against the investors

Under the Subscription Agreement, except to the extent prohibited by applicable federal and state securities laws, each investor agrees to indemnify the Proxy from all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of such investor, in each case as such losses are suffered or incurred. While it is the opinion of the Securities and Exchange Commission, that such indemnification is against public policy and is therefore unenforceable, and it is uncertain whether a court would enforce such provision, if it did, investors in this offering could have indemnification obligations to the Proxy.

Our sole director and chief executive officer has voting control.

As of the date of this Offering Circular, Dr. Mark Daniel Farb our sole executive officer and director, holds over 70% of our common stock, and via voting proxies, holds substantially all voting power. As a result, Dr. Farb is able to control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of New York, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of New York, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations. Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel. Ifwe opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the agreement, by a federal or state court in the State of New York. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

We are not likely to pay cash dividends in the foreseeable future.
We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Using a credit card to purchase shares may impact the return on your investment.
Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the StartEngine Primary processing fee. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

You must keep records of your investment for tax purposes.
As with all investments in securities, if you sell the common stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the common stock for you (and many brokers refuse to hold Regulation CF securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

Our financial statements include a going concern note.
Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

The growth of our business depends on our ability to finance new products.
We operate in a rapidly changing industry. Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in working capital. These costs may increase, resulting in greater fixed costs and operating expenses.

Developing new products and technologies entails significant risks and uncertainties.
The failure of our products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage.
Since our products are electricity-delivering devices and our turbines have fast moving blades, it is possible that users or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, to the extent we hold applicable insurance coverage, could require us to make significant payments.

Investors in our common stock will have to assign their voting rights
The holders of common stock issued in this offering will grant an irrevocable voting proxy to our chief executive officer (the "Proxy"), that will limit their ability to vote their common stock until the occurrence of certain events specified in the proxy, which may never occur. The inability of the holders of common stock issued in this offering to vote their common stock, and the provision of a voting proxy to our chief executive officer, could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

Our sole director and chief executive officer has voting control.
As of the date of this Offering Circular, Dr. Mark Daniel Farb our sole executive officer and director, holds over 70% of our common stock, and via voting proxies, holds substantially all voting power. As a result, Dr. Farb is able to control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of

considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

Changes to trade regulation, quotas, duties or tariffs, and sanctions caused by changing U.S. and geopolitical policies, may impact our competitive position or adversely impact our margins.

New tariffs have resulted in increased prices, including with respect to certain steel products, and could adversely affect our consolidated results of operations, financial position, and cash flows. These tariffs, along with any additional tariffs or trade restrictions that may be implemented by the U.S. or other countries, could result in further increased prices and a decreased available supply of steel and other imported components and inputs. We may not be able to pass price increases on to our customers and may not be able to secure adequate alternative sources of steel on a timely basis.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dr. Mark Daniel Farb	7,311,000	Common Stock	91.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 234,059 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 10,579,026 outstanding.

Voting Rights

One vote per share. Please see voting rights of the securities sold in this offering which contain a voting proxy below.

Material Rights

The total amount outstanding does not include outstanding stock options or stock options reserved but unissued.

The total amount outstanding does not include any shares that may be issued in connection with the Company's securities offering through Frontfundr.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends

The holders of our common stock will be entitled to receive pro rata dividends, if any, declared by our Board of Directors out of legally available funds, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

Liquidation

Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

Voting Rights

The holders of our common stock are entitled to one vote per share, however, all holders of common stock who are investors have granted, and all holders of common stock issued in this offering shall grant, a voting proxy to our chief executive officer, that will limit investors' ability to vote their common stock until the occurrence of events specified in the proxy. See "Securities Being Offered - Voting Proxy".

Other Rights

The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $8,561,903.00
  Number of Securities Sold: 1,398,440
  Use of proceeds: Engineering, R&D, Manufacturing, Marketing and Sales, Public Relations, Patents & IP, Certifications and Working Capital
  Date: January 04, 2021
  Offering exemption relied upon: Regulation A+

- Name: Common Stock Options
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 0
  Use of proceeds: N/A
  Date: January 21, 2021
  Offering exemption relied upon: Rule 701

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $4,169,160.00
  Number of Securities Sold: 384,145
  Use of proceeds: Engineering, R&D, Manufacturing, Marketing and Sales, Public Relations, Patents & IP, Certifications and Working Capital
  Date: February 17, 2023
  Offering exemption relied upon: Regulation A+

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,613,964.00

Number of Securities Sold: 165,520
Use of proceeds: Marketing, R&D, Company Employment, Operations, Working Capital
Date: June 01, 2024
Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $48,408.00
  Number of Securities Sold: 4,034
  Use of proceeds: N/a
  Date: June 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

For the 2023 Annual Period we had a net loss of approximately the same amount as 2022.

This is due to heavy investment in patents and new production capabilities. We are an R&D heavy company. We believe this will pay off more in 2024 as we bring the expanding product line to market and offer customers more choices. We have managed to keep our debt under very reasonable control.

The variation in receivables, debt, etc., of around $100,000 to $200,000 is a very reasonable total and varies with when monthly payments are made and received.

Historical results and cash flows:

The Company is currently in the research and development stage in some respects and the growth phase in others so it is not yet fully focused on revenue generation. 2023 was a heavy patent application year which we believe will pay off in the long run. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because there are large opportunities coming up and the problems of COVID and supply chains are mostly over. Past cash was primarily generated through equity investments. Our goal is to grow sales substantially now, particularly large scale projects. Most of the potential customers who contact us are smaller, but we are spending more time reaching larger potential clients, and are trying to get marketing focus on larger customers and resellers.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 30th 2024, the Company has capital resources available in the form of approximately of $500,000. We are expecting disbursement of around $130,000 in August 2024. In the event of a minimum raise, we can defer expenses such as patents and R&D and concentrate more on sales of existing products. In the event of a maximum raise, we will accelerate our R&D and make more demo projects that will enable us to open markets.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support operations, research and development and marketing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 to 9 months. This is based on a current monthly burn rate of approximately $110,000 (subject to $80,000 of variable monthly expenses) primarily for operating expenses and research and development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 9-15 months. This is based on a current monthly burn rate of approximately $110,000 (subject to $80,000 of variable monthly expenses) primarily for operating expenses and research and development. We believe that with some potential current large sales in the pipeline, the company may be able to have a net profit, excluding R&D expenses, within the year.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company plans on undertaking a Canadian offering through Frontfundr on the same terms as this offering (excluding bonus shares that may be awarded).

Indebtedness

- Creditor: Leaf Financing
  Amount Owed: $78,000.00
  Interest Rate: 10.0%
  Maturity Date: May 30, 2028

- Creditor: RaboBank
  Amount Owed: $55,934.00
  Interest Rate: 7.5%
  Maturity Date: November 01, 2026

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $148,106,364.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. The Company has no warrants or convertible securities outstanding. In making this calculation we have not assumed that any outstanding stock options are exercised or that any shares reserved for issuance under a stock plan are issued.

The calculation also does not take into account any shares that may be issued in connection with the Company's securities offering through Frontfundr.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by

StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $3,276,826.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  10.0%
  Trade shows

- Research & Development
  40.0%
  Prototyping, testing, staff

- Company Employment
  25.0%
  staff expansion in US and EU

- Operations
  10.0%
  rent, equipment, etc.

- Working Capital
  8.5%
  ordering pieces in bulk

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.flowerturbines.com/ (https://flowerturbines.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/flowerturbines

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Flower Turbines, Inc.

[See attached]

Flower Turbines, Inc.
A Delaware Corporation

Consolidated Financial Statements
December 31, 2023 and 2022

Flower Turbines, Inc.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Flower Turbines, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of Flower Turbines, Inc. and Subsidiaries (the "Company"), which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Flower Turbines, Inc. and Subsidiaries as of December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Flower Turbines, Inc. and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Prior Period Financial Statements

The financial statements of the Company as of and for the year ended December 31, 2022, were audited by other auditors whose report dated September 13, 2023 expressed an unmodified opinion on those statements.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Flower Turbines, Inc., and Subsidiaries' ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

SetApart FS
San Diego, California
March 18 , 2024

FLOWER TURBINES INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2023 and 2022

| | December 31, | |
	2023	2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 9,025	$ 252,441
Accounts receivable	300,547	123,909
Prepaid expenses	27,201	18,309
Inventory	594,206	438,364
Investments	-	487,226
Other assets	93,837	-
Funds held in escrow	293,447	-
Total Current Assets	1,318,264	1,320,249
Non-Current Assets:		
Intangible assets, net	-	87,452
Right of use asset	44,130	99,434
Property and equipment, net	236,012	162,519
Total Non-Current Assets	280,142	349,405
TOTAL ASSETS	$ 1,598,405	$ 1,669,654
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 119,151	$ 98,444
Deferred revenue	191,929	239,864
Accrued expenses	215,777	46,899
Loan payable, related party	77,801	-
Right of use liability- current	38,178	49,605
Notes payable - current	4,269	3,962
Total Current Liabilities	647,105	438,774
Long-Term Liabilities:		
Right of use liability- net of current	6,686	65,874
Loan payable	115,663	-
Notes payable - net of current	39,048	40,785
Total Long-Term Liabilities	161,396	106,659
Total Liabilities	808,502	545,433
Stockholders' Equity:		
Common stock, $0.0001 par, 20,000,000 shares authorized, 10,250,354 and 9,975,566 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	1,025	998
Additional paid-in capital	13,570,427	10,395,467
Accumulated deficit	(12,620,018)	(9,222,540)
Accumulated other comprehensive gain/(loss)	(161,531)	(49,704)
Total Stockholders' Equity	789,904	1,124,221
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,598,405	$ 1,669,654

See accompanying notes, which are an integral part of these consolidated financial statements.

FLOWER TURBINES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
For the years ended December 31, 2023 and 2022

	Year Ended December 31,	
	2023	2022
Net revenues	$ 312,307	$ 247,208
Cost of net revenues	(470,736)	(573,805)
Gross profit/(loss)	(158,429)	(326,597)
Operating Expenses:		
General & administrative	1,365,156	2,555,294
Sales & marketing	481,254	18,500
Research and development	1,379,066	789,919
Total Operating Expenses	3,225,476	3,363,713
Loss from operations	(3,383,905)	(3,690,310)
Other Income/(Expense):		
Interest expense	(21,376)	(4,902)
Interest income	(15,942)	-
Other income/(expense)	23,745	(14,164)
Total Other Income/(Expense)	(13,573)	(19,066)
Provision for income taxes	-	-
Net loss	(3,397,478)	(3,709,376)
Foreign currency translation gain (loss)	(111,827)	5,980
Other comprehensive loss	$ (3,509,305)	$ (3,703,396)
Basic and diluted net loss per share	$ (0.34)	$ (0.37)
Weighted average shares outstanding - basic and diluted	10,112,960	9,973,623

See accompanying notes, which are an integral part of these consolidated financial statements.

FLOWER TURBINES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2023 and 2022

| | Common Stock | | | | | |
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive	Total Stockholders' Equity
Balance at December 31, 2021	9,971,680	$ 998	$ 10,223,395	$ (5,513,164)	$ (55,684)	$ 4,655,545
Issuance of shares - Regulation A, net of offering costs	3,886	-	172,072	-	-	172,072
Net loss	-	-	-	(3,709,376)	5,980	(3,703,396)
Balance at December 31, 2022	9,975,566	998	10,395,467	(9,222,540)	(49,704)	1,124,221
Issuance of shares - Regulation A, net of offering costs	274,788	27	3,033,298	-	-	3,033,325
Stock-based compensation	-	-	141,662	-	-	141,662
Net loss	-	-	-	(3,397,478)	(111,827)	(3,509,305)
Balance at December 31, 2023	10,250,354	$ 1,025	$ 13,570,427	$ (12,620,018)	$ (161,531)	$ 789,904

See accompanying notes, which are an integral part of these consolidated financial statements.

FLOWER TURBINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022

	Year Ended December 31,	
	2023	2022
Cash Flows From Operating Activities		
Net loss	$ (3,397,478)	$ (3,709,376)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	148,971	30,858
Stock-based compensation	141,662	-
Inventory reserve change	-	344,362
Non-cash lease expense	(15,310)	16,045
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses	(8,892)	60,245
(Increase)/Decrease in other assets	(93,837)	131,097
(Increase)/Decrease in Funds held in escrow	(293,447)	-
(Increase)/Decrease in inventory	(155,842)	(643,496)
(Increase)/Decrease in accounts receivable	(176,638)	9,242
Increase/(Decrease) in accounts payable	20,707	(183,205)
Increase/(Decrease) in accrued expenses	168,878	(17,342)
Increase/(Decrease) in deferred revenue	(47,935)	92,952
Net Cash Used In Operating Activities	(3,709,161)	(3,868,618)
Cash Flows From Investing Activities		
Patent costs	-	(87,452)
Purchase of investments	-	(487,226)
Sale of investments	487,226	-
Purchase of property of equipment	(19,349)	(152,797)
Net Cash Provided by (Used In) Investing Activities	467,877	(727,475)
Cash Flows From Financing Activities		
Proceeds from/(payments to) notes payable	(1,430)	(12,188)
Proceeds, net of repayments of loan payable, related party	77,801	-
Proceeds from issuance of stock	3,033,325	2,504,064
Net Cash Provided By Financing Activities	3,109,696	2,491,876
Cash effects of foreign currency translation loss	(111,827)	5,980
Net Change In Cash	(243,416)	(2,098,237)
Cash at Beginning of Year	252,441	2,350,678
Cash at End of Year	$ 9,025	$ 252,441
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 17,935	$ 4,902
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Investing Activities:		
Property and equipment purchased with loan	$ 115,000	$ -

See accompanying notes, which are an integral part of these consolidated financial statements.

FLOWER TURBINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022

NOTE 1: NATURE OF OPERATIONS

Flower Turbines, Inc. and subsidiary (collectively the "Company"), is a corporation formed under the laws of Delaware. The Company was originally incorporated as a New York limited liability company on September 25, 2013 under the name Flower Turbines, LLC. The LLC converted to a Delaware corporation on December 26, 2019. The Company develops unique designs for wind turbines. On March 27, 2019 Flower Turbines B.V. (the "Subsidiary") was formed in the Netherlands. Flower Turbines B.V. was a 96% owned subsidiary of the Company and was formed for the sale, installation, and development of sustainable energy solutions inside Europe. During 2022, the Company purchased the remaining 4% interest in the subsidiary and the Company is now the sole owner.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). These consolidated financial statements include all accounts of Flower Turbines Inc., along with its wholly owned subsidiary, Flower Turbines B.V. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2023 and 2022, the Company carried receivables of $358,012 and $147,196 and allowances of $57,465 and $23,287 against such, all respectively.

FLOWER TURBINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022

Inventory & Shipping and Handling Costs

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. As of December 31, 2023 and 2022, the Company had $14,053 and $0 of inventory in transit, respectively and the remainder consisted of finished goods held for sale.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives (5 years). Property and equipment primarily consist of machinery and equipment. The Company's property and equipment is assessed annually for indications of impairment. The Company's property and equipment are recorded at costs of $326,860 and $194,780 and are presented net of accumulated depreciation of $90,848 and $32,261 as of December 31, 2023 and 2022, respectively. Depreciation expense of $61,519 and $30,858 were recorded for the years ended December 31, 2023 and 2022, respectively.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of the offering. There were no deferred offerings costs capitalized to the balance sheet as of December 31, 2023 and 2022, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit- worthiness and has a policy to not carry a balance in excess of FDIC insurance limits.

Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. As of December 31, 2023, the Company did not hold funds in excess of FDIC insurance limits.

Basic Income/(Loss) per Common Share

Basic income (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity.

Revenue Recognition
ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are installed as the Company has determined that this is the point that controls transfers to the customer. The Company invoices customers upon delivery of the products, and payments from such customers are due upon invoicing.

66% and 75% of revenue came from 19 and 6 customers during the year ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, $191,929 and $239,864 of deferred revenue were recorded, respectively. The $239,864 of deferred revenue was recognized as revenue in the year ended December 31, 2023. Revenues are recognized on these arrangements after the units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved. Substantially, all revenue recorded for the years ended December 31, 2023 and 2022 were for sales through the subsidiary.

Research and Development

The Company expenses research and development costs when incurred.

Advertising Costs

The Company's policy regarding advertising is to expense advertising when incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its inception until December 26, 2019, at which time the LLC was converted to a corporation, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company has been provided for in the accompanying consolidated financial statements during that period.

For the period after the December 26, 2019 conversion to a corporation, the Company was taxed as a corporation. The Company estimates it will have a net operating loss carryforward of $7,837,534 as of December 31, 2023. The Company pays federal and New York income taxes at a combined effective rate of approximately 26% and has used this effective rate to derive a net deferred tax asset of $2,037,759 as of December 31, 2023, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero, there was no net operating loss recorded for December 31, 2023. The 2023 tax returns have not yet been filed as of the issuance of these consolidated financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company's U.S. operations. The functional currency for the Subsidiary is its local currency. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations. At December 31, 2023 and 2022, the foreign currency translation gain/(loss) was ($111,827) and $5,980, respectively.

Leases

On January 1, 2022, the Company adopted ASC 842, leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of net assets. Accordingly, prior periods have not been restated to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on net assets.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet as of January 1, 2022.

Stock Based Compensation

Stock-based compensation is accounted for based on the requirements of the Share-Based Payment Topic of ASC 718 which requires recognition in the consolidated financial statements of the cost of employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

Recent Accounting Pronouncements

ASC 326 refers to Accounting Standards Codification (ASC) Topic 326, which addresses the impairment of financial assets. This standard, also known as the Current Expected Credit Loss (CECL) model, was issued by the Financial Accounting Standards Board (FASB) to replace the previous "incurred loss" model. ASC 326 requires entities to estimate expected credit losses over the life of financial instruments such as loans, bonds, and trade receivables, based on historical experience, current conditions, and reasonable forecasts. It aims to provide more timely recognition of credit losses and enhance transparency in financial reporting. The implementation of ASC 326 has significant implications for financial institutions and other entities holding financial assets.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits since inception, has sustained losses of $3,397,478 and $3,709,376 for the years ended December 31, 2023 and 2022, respectively, and has negative cash flows from operations for the years ended December 31, 2023 and 2022, respectively and the Company is reliant on continual financing.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to utilize existing fundraising capital to increase sales and obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy it liquidity needs through its Regulation A offering in 2023 and increasing its sales. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

Capital Structure

The Company was originally incorporated as a New York limited liability company. The membership interests in such and associated members' equity were applied to stockholders' equity and the members were issued common stock in the corporation in exchange for their membership interests in the LLC. Upon conversion to a Delaware corporation in December 2019, the Company authorized 2,500,000 shares of common stock at $0.0001 par value. During 2021, the Company executed a 10-1 stock split and amended its Articles of Incorporation increasing its authorized shares to 20,000,000. As of December 31, 2023 and 2022, 10,250,354 and 9,975,566 shares of common stock were issued and outstanding, respectively.

Stock Transactions

In 2022, the Company raised $172,072 in net proceeds through issuance of its Common Stock pursuant to an offering under Regulation A, where 3,886 shares were issued at $51.27 per share.

In 2023, the Company had raised $3,033,298 in net proceeds through issuance of its Common Stock pursuant to an offering under Regulation A, where 274,788 shares were issued at $11.04 per share.

As of December 31, 2023 and 2022, there was $293,447 and $0 of funds held in escrow, respectively, related to these issuances.

Options

During the year ended December 31, 2021, the Company issued 800,000 options that had no intrinsic value, and as such, no expense was recorded. As of June 2022, the individual is no longer entitled to the 100,000 shares, as the company has forfeited its rights to them.

2020 Incentive Stock Plan

The Company has adopted a 2020 Omnibus Incentive Stock Plan (the "Plan"). An aggregate of 78,000 shares of the Company's common stock is reserved for issuance and available for awards under the 2020 Plan, including incentive stock options granted under the 2020 Plan. The 2020 Plan administrator may grant awards to any employee, director, consultant or other person providing services to us or our affiliates.

	Options	Weighted Average Exercise Price
Outstanding as of December 31, 2022	70,000	70.00
Granted	4,700	12.00
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2023	74,700	$ 64.05
Exercisable at December 31, 2023	31,700	$ 70.00
Exercisable at December 31, 2022	15,400	$ 70.00

Weighted average duration (years) to expiration of outstanding options at December 31, 2023	7.8

The assumptions utilized for option grants during the years ended December 31, 2023 and 2022 are as follows:

	Year Ended December 31,	
	2023	2022
Risk-free interest rate	1.30%-4.01%	n/a
Expected term (in years)	5.5	n/a
Expected volatility	65.25%	n/a
Expected dividend yield	0%	n/a

The total grant-date fair value of the options granted during the years ended December 31, 2023 was $260,326. During the year ended December 31, 2023 and 2022, $141,662 and $0 of stock-based compensation was recorded to general and administrative expenses, in the consolidated statements of operations. Total unrecognized compensation cost related to non-vested stock option awards as of December 31, 2023 amounted to $88,040 and will be recognized over a weighted average period of 2.58 years.

NOTE 5: OPERATING LEASES

On March 1, 2022, the Company entered into a 36-month lease agreement for office space. The lease requires escalating monthly lease payments ranging from $2,955 to $3,076. Lease expense for the year ended December 31, 2023 totaled $30,658.

The following is a schedule of operating lease liability as of December 31, 2023:

2024	$	40,124
2025		6,708
Total undiscounted cash flows		46,833
Unamortized interest		(1,968)
Present value of lease liability	$	44,864
Lease liability, current	$	38,178
Lease liability, non-current		6,686
Present value of lease liability	$	44,864

NOTE 6: RELATED PARTY TRANSACTIONS

The founder of the Company was paid $0 and $10,000 for consultant services for the year ended December 31, 2023 and 2022, respectively.

In 2023, the founder advanced the Company an aggregate of $98,500, and was repaid $20,699. As of December 31, 2023, the remaining balance was $77,801. The loans are unsecured, non-interest bearing, and due on demand.

NOTE 7: LOANS PAYABLE

On November 4, 2019 the Subsidiary entered into a loan agreement with a bank for total principal of $56,134. Loan A is for principal of $28,068 and bears interest at 7.5%. The loan requires monthly interest payments for eighty-four months with a final balloon payment on the maturity date. Loan B is for principal of $28,067, bears interest at a 7.5% fixed rate. The loan requires interest only payments for the first twenty-four months, followed by principal and interest payments of $468 for the next sixty months, followed by a balloon payment on the last day of the loans. Loans A and B are unsecured. Interest expense for these loans totaled $3,183 and $4,902 the years ending December 31, 2023 and 2022, respectively. Accrued interest payable totaled $0 for the years ended December 31, 2023 and 2022. Total unpaid principal balance, after translated to US Dollars, was $43,317 and $44,746 as of December 31, 2023 and 2022, respectively.

Future minimum principal payments under the loans are as follows as of December 31:

2024	4,269
2025	4,601
2026	4,905
2027	5,285
Therafter	31,065
Total	$ 43,317

In April 2023, the Company purchased equipment via an equipment financing loan. The Company is required to make monthly payments, including principal and interest, of $1,946. As of December 31, 2023, the outstanding balance was $115,663.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard during the current period.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: SUBSEQUENT EVENTS

Management's Evaluation

The Company has evaluated subsequent events through March 18, 2024, the date the consolidated financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure other than those below.

The Company has raised $280,000 in net proceeds from stock issued in 2024.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF FLOWER TURBINES

Innovative Small Wind Turbines

Small turbines, global impact. We believe we have the technology and products to make small wind as big as solar.

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | DISCUSSION | INVESTIN(

Get Equity
$14.00 Per Share

PREVIOUSLY CROWDFUNDED
$16,621,417.34

RAISED
$0

INVESTORS

MIN INVEST
$420

VALUATION
$148.11M

REASONS TO INVEST

- Named one of America's top 10 most fundable companies by Pepperdine University Business School in 2020, and we've raised $16M through our 3 previous CFs and 2 Reg As.

- Our 30-strong patent portfolio includes game-changer patents in aerodynamics & electronics, filed & granted

globally. We manufacture in Europe & the US, & are scaling up manufacturing & sales out of Texas.

With multiple awards like the Yes San Francisco Urban Sustainability Challenge & new incentives for clean energy in the US & globally, we are the right company in the right industry at the right time.

TEAM



Dr. Daniel Farb • Founder, CEO and Director

CEO, 2013-present, experience in renewable energy, high achiever in multiple fields, degrees in business, science, and literature, startup and corporate sales experience; 30 patents; 100 books. Flower Turbines is his primary job....

Read More





Warren Stoll • COO

Warren Stoll is an energetic, high-impact leader with a proven track record of success. He brings an analytical mindset and an entrepreneurial ambition to each of his ventures, and excels at navigating complex, high-stakes opportunities....

Read More





Hani Gera • VP Business Development / Sales

Hani Gera brings over 15 years of experience in B2B sales, marketing, and business development to her role as Flower Turbines' VP of Business Development / Sales. With a strong focus on partnership development, lead generation, and identifying new ...

Read More

Show More

RECENT DEVELOPMENTS

Exciting Updates

Our latest advancements include additional major size scales, an increase in patented technology, particularly electronics, and completion of a product line. Our product line R&D is one of our achievements over the last year, and we will be developing it this coming year.



Our Products

1	**1 meter high blade Tulip (small tulip)**	On an individual pole for the ground
2	**Eco-roof energy hub**	To the right and above the 1 meter turbine; We now have a product line of installation products for combined wind and solar on roofs that we hope will open this huge market. They are special because **(1)** they require no bolts to be inserted in the roof; they stay in place from balance, weight, and friction, **(2)** they have a special design that enables the turbines to be adjusted to the vertical, and **(3)** the turbines are preset to take advantage of the bouquet effect (better performance when close to each other). The picture shown is for 3 small turbines on a flat roof; we have a version for 5 on a flat roof. Not shown is a system for a slanted roof that can adjust to any angle.
3	**The Survival Unit™**	To the right of the 1 meter turbine and below; for camping or for grid breakdowns from high winds to recharge batteries, our small turbine mounted on a cooler to be brought outside during grid breakdowns (or camping or renewable energy) to recharge batteries that can then be used for small priorities like keeping a cell phone in operation.
4	**Wind/solar charging pole**	Wind and solar, solar alone, or grid tied charging poles for, The small turbine on top of a for e-bikes and devices. We are in the middle of extending their use with an app and providing new versions for recreational environments, and have filed a patent for how to handle them with drones–a hot new potential market.
5	**2-meter blade height Tulip**	Great for ground and rooftop use.
6	**3-meter blade height Tulip**	Expected to be produced in a batch of 1000 units for a large oil company's special off-grid needs. It will be added to our available product mix as a 1

		kilowatt turbine.
7	**5-meter blade height Tulip**	For serious power needs at ground level.
8	**AL13 Power Tower™**	The blades are made of aluminum sheet metal and are easily shipped and assembled. Modular in heights of 1 meter each up to 6 meters. These are slightly lower cost than the Tulips and made for more industrial uses.

Above images are computer renderings of current products

Recent developments



1

Expansion of US operational facility headquarters in Lubbock, Texas.

Images are computer-generated demo versions. Product is still currently under development

Flower Turbines passed two rounds of piloting for an initial round of 1,000 turbines for a major oil company.



Other exciting updates include:

- MOU or contracts for at least one of some very large sales that we have been working on in the US, EU, and Middle East.
- Important new hires
- Beta tests of new product lines
- Lower cost manufacturing for EU in Eastern Europe for a larger percentage of parts

THE PITCH

Beauty Combined with Aerodynamic Innovations



Technology being developed by Flower Turbines enables a new model in the small wind industry. Focused on creating beautiful, affordable, and efficient turbines for the urban/suburban market and tight spaces, we are paving the way for the future of distributed energy and providing investors with an equitable opportunity in the process.

Our Bouquet (Cluster) Effect (whereby our Tulip turbines perform better when tightly clustered as opposed to the most common turbines which perform worse when clustered) gives us a key advantage to scaling wind farms and harnessing the electricity they produce. This is likely our most serious market-changing innovation, and is protected by both aerodynamic and electronics patents. In fact, our testing found that each turbine added to a group increases the performance of each turbine in the group by 25%. **That means that four correctly placed turbines is approximately the equivalent of eight separate ones.**

Here is a video that enables you to see for yourselves that the bouquet effect works.



That is our key to competing with already mass-produced solar costs. We have in the last year patented electronic controls that we believe will enhance this Bouquet Effect even more. The following diagram shows how each of our smallest turbines produces more power as more turbines are added.



FLOWER TURBINES' PATENTED BOUQUET EFFECT

Average Watts Per Small Turbine at 10m/s

83.4

228% increase

75

54

48

36.5

Average Watts Per Turbine

100.0
80.0
60.0
40.0
20.0
0.0

1   2   3   4   5

Number of Properly Grouped Turbines

The carefully crafted and patented (already approved in multiple countries) design of the Tulip is so aerodynamically efficient, it is actually able to take the wind entering the turbine, reverse its direction, and point toward the second blade at a higher speed than the initial wind outside. (Of course, much of the wind's force is expended on the first blade, but the right amount of air space enables the remainder to operate more efficiently.)



The red, higher velocity areas on the side show how the Bouquet Effect works--by driving wind tunnels into adjacent turbines.

We have a long list of serious competitive advantages over other small turbines:

- The Bouquet Effect Clustering
- Starting at low wind speeds
- Durability
- Beauty
- Bird-friendliness
- Efficiency of individual turbines
- Noiselessness (see more here)

Usually light turbines don't hold up in high wind speeds; usually turbines that hold up in high wind speeds are too heavy to start at low wind speeds. As the truck testing at 125 mph in this video shows, our design achieves both advantages simultaneously.[1]

THE PROBLEM

Our Research Shows That Most Small Wind Turbines Struggle to Provide a Viable Solution

Flower Turbines aims to address what we believe are five major problems preventing the small wind sector from reaching its potential, and becoming a sustainable trillion dollar industry:

- **High noise**
- **Low efficiency**
- **Turbines close together interfere**
- **High starting speeds**
- **Dangerous to birds**

The first and second are that low noise and high efficiency are hard for most small wind solutions to achieve simultaneously and, as a result, they are unusable in areas where people live and work.

The third is that they can't be placed without interfering with each other's wind flow.

The fourth is that our turbines start operating at lower speeds than others[2] (0.7 meters per second, or 1.6 miles per hour, as opposed to most turbines, which, according to our research, start at 3 m/s), and current wind turbine electronics are not made to handle the low speeds. One of the remarkable facts about our turbines is that at the same time they survive very high speeds.[3]

And fifth, our research shows that standard turbines can pose a risk to birds, while Flower Turbines don't. [4]

THE SOLUTION

Our Technology Breaks Barriers Through a Unique Combination of Beauty & Power

Flower Turbines are uniquely designed to overcome the problems facing small wind technology with improvements that make them less turbulent, more efficient, and allow them to work together in ways previously thought impossible.



We've also disrupted the market by implementing the kind of exquisitely elegant design that encourages people to embrace them as works of art. The advantage of our approach is that Flower Turbines provide a perfect solution for any area where space is limited and sustainable energy is needed such as close to people, buildings, and parking lots. Learn more about our artistic and climate change initiatives at https://www.flowerpower.vip/

It also accompanies solar beautifully, because using both together means energy during more of a daily and seasonal cycle, thereby saving on costly battery storage.

Charging products are popular in Europe and enable the electric mobility industry by giving more opportunities to recharge.



Flower Turbines Wind and Solar Bike Charging Station in Rotterdam



If you were to place our turbines next to the average competitor with 3 m/s wind, the large model turbine will already be producing 30 or more watts of electricity as the competition is first beginning to rotate.



Each turbine propels energy to the group of turbines and enhances their performance by

25%

Medium Turbine

COMPARISON WITH SOLAR

We believe that solar and wind make a great combination and balance each other when the other is not so productive, and that microgrid projects can sometimes be cheaper, depending on the resources of sun and wind, when using wind plus solar plus fewer batteries than solar alone plus batteries, because you need a lot of extra solar to make up for a few stormy winter days in a row. In windy areas in higher latitudes, wind may be much better than solar:



Flower Turbines (Large Size) Compares Favorably to Solar in Windy Areas: Economic significance of the cluster effect

	Solar	Flower Turbines
Number of kilowatts capacity and kilowatt hours per year	20 and 27,381	20 and 50,000
Space in square meters (example: 10 story apt. building)	148.7	36
Cost of system with 30% Federal tax subsidy	$48,980	$70,000
Value of electricity per year	$4381	$8000
Payback period (years)	11.24	8.75
Revenue per square meter	$29	$222 770% Higher

This shows the marketing strategy: Use the cluster effect to make small wind farms, not one at a time sales.

* Zip Code 02532 on Cape Cod Using $0.16 per kilowatt hour

Revenue numbers are per year and internally estimated by the Company. The above statistics may not be representative of performance in all windy areas

OUR TRACTION

Our Turbines Have Been Recognized Globally

In Flower Turbines' decade of development, we have been the recipient of numerous honors. Since its last raise on StartEngine, the company has been able to proceed with setting up manufacturing operations in Texas, and expanded its sales of wind-powered electric bike charging stations. All while continuing to win awards and recognition (in the last year, from EDP and San Francisco) that speak to the power of our technology.



2022 installation of our largest model in a shipyard in the Netherlands

Some achievements we're celebrating...

Chosen as one of the 3% to participate in Dreamit Venture's first Urbantech Accelerator

Named a winner of the US-China Innovation Forum contest

Selection by PortXL Rotterdam as one of 20 companies for investment out of 1000

Receiving an Innovation Loan from Rabobank in Europe

Selection as one of the top 45 inventions in the history of Israel

Winner of our second Energy Award in the Netherlands

Labeled as one of the 1000 best sustainable solutions by the Solar Impulse Foundation

Winner of the Yes San Francisco, Urban Sustainability Challenge in assoc. with the World Economic Forum

Chosen by the US Department of Energy as an Impel+ Innovator

Selected by renewable energy giant EDP for its innovation program

Brand awareness for Flower Turbines continues to flourish as the company has recently entered the luxury and celebrity market sphere via Flower Power.[5] Our wind turbines are now being sold as collectible art pieces that are unique, beautiful, and functional.

One of our first US markets is battery charging with many applications such as emergency use. They were successfully tested with the Dutch military, which wrote an article on Flower Turbines.[6] Our wind turbines are now being used for sustainable battery recharging at Coldplay's outdoor concerts.



This image shows our turbines being used at the Coldplay concert



The above is a rendering of our products. Images are computer generated demo versions. Our turbines are currently available on the market for purchase. This is a product line of special landscape designs, copyright pending.

Additionally, Pepperdine University Business School chose Flower Turbines in 2020 as one of the Top 10 Most Fundable Companies in America out of 4,500 companies after an intensive review of the people, financials, and business plan, followed by interviews and background checks. After that, the public was asked to vote for their favorites, and Flower Turbines was in the top 3.



Flower Turbines also passed an exhaustive review by the Solar Impulse Foundation to become one of their 1000 Efficient Solutions for combating climate change and was awarded the Solar Impulse label.[7]



Additionally, our founder and CEO, Dr. Daniel Farb was chosen as one of the 2021 Department of Energy Impel+ Innovators.[8]

Here are some of the organizations we belong to:








For those outside of the US, click here to view (password: HearstMPG)

Flower Turbines was chosen to participate in the Housing Innovation Showcase of the US Department of Housing and Urban Development in June 2024. Here is the Flower Turbines CEO with an Under-Secretary of the Department of Energy at the Flower Turbines exhibit at the National Mall in Washington, DC.



THE MARKET

Tapping Into The Potential Power of An Energized Market


Market Opportunity
Leverage exclusive cluster effect to enable projects in large numbers—large building market alone
10M large buildings in the US
X
30% in windy areas
X
10 turbines each on ground and roof (conservative)
X
$20,000 per unit on ground and $5000 on roof
=
$750B
$600B (ground) and $150B (on roof)
Example 1: Sides of roads and railroads, potential 10s of millions of units. Currently discussing initial project in China for 30,000 units along one stretch of highway
Example 2: Parking lots of malls, other large real estate (Corporate and Government): We have begun (already receiving payment) the design for turbines in a huge logistics center in Europe for one of the world's top brands

The above graphic uses internal estimates generated by the Company. These estimates reflect management's current views on the market and are not a guarantee of future performance or success.

Although the small turbines sector is projected to hit a CAGR of over 14.5% in the near future[9], Flower Turbines hopes that its market-changing product can do even more to drive growth.

According to recent reports from the U.S. Department of Energy, the small wind renewable energy market thrived across various segments. The distributed wind sector contributed 11.7 MW of new capacity through 1,751 turbines, showcasing its expanding role in the renewable energy landscape.[10]

The Megawatts were recorded at 72 in 2022, growing by 132% from 2020.

Bloomberg predicts that wind and solar will power half the world's grid by 2050 and receive $9 trillion of investment[11]. We hope Flower Turbines will be part of that. Additionally, Flower Turbines has entered

the exciting market of electric charging, one of the top trends in cleantech[12].

WHY INVEST

Help change the landscape of sustainability forever


Join us to revolutionize
the small wind industry

Flower Turbines believes in doing its part to save the planet, not by asking for subsidies, but by creating the technological improvements that will make its products useful choices. Our goal is to provide 5% of electric power in most major markets within the next 20 years – a significant objective, designed to have a significant impact.

Fulfilling our business plan requires an up-front investment, but we are confident that the quality of our products, coupled with a demand for more, will result in healthy growth once the world becomes acquainted with our initial installations.



Flower Turbines has completed several rounds of funding on Startengine. Previous rounds enabled an extensive patent portfolio, research and development, assembly of teams and manufacturing locations in the US and EU, and early sales of around $300,000 per year. Challenges have included supply chain and supplier disruptions from COVID and afterwards and product delivery delays. There are some large sales in the works in several markets. Funds in the current round will be used to obtain more inventory to shorten time from orders to supplies and reduce prices by making larger orders and fixing supply chain delays, and expanding sales and the sales team. We will continue to expand the patent portfolio with entry of important patents into more countries rather than developing so many original patents so we can concentrate of development of what we have filed. In some cases, funds raised will enable us to make demonstrations in new markets at lower cost to early buyers.

Building on what we have already achieved, Flower Turbines is excited for this round of fundraising to help us accelerate sales expansion, so that we can achieve our ultimate goal. Anyone can invest. Sign up to join us! Join the movement against climate change and for local, clean energy.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS

IP List for Flower Turbines; Multiple Innovations are a Core Strength of Flower Turbines

We believe it is hard to find another startup that has so much innovative technology.

IP List as of July 9th, 2024 for Flower Turbines

IP List 20240219 for Flower Turbines

PATENTS WITH PCT NUMBERS
IB10/052334
Title: 2-Bladed Vertical Axis Turbines
EU: 10780138.3, granted, entered in:
- Switzerland/Liechtenstein
- Germany
- France
- Great Britain
- Ireland
- Italy
Australia: 2010252559, granted as 2010252559
India: 9614/CHENP/2011, granted.
US: 13/322,578, granted as 9,255,567
Israel: 216596, granted as 216596

Canada: granted as 2,800,765

IB2012/053567
Title: VARIABLE DIAMETER AND ANGLE VERTICAL AXIS TURBINE
US: 14/232,629, granted as US20140167414
China: 201280034861.0, granted as CN103649530B

IL2015/050537
Title: Vertical Axis Turbine Clustering
US: 15/310,770, granted as 10330086
EU: 15796413.1, granted
China: 201580026019.6, granted as 2019052700130810
Brazil: 112016026981-0, pending

IL2017/050969
Title: ROOFTOP WIND TURBINE FLOW IMPROVEMENTS
US: 16324720, pending
China: 201780055226.3, granted as CN109844307B

PCT IL2019/051172
Title: Savonius Wind Turbine Ratios
In national phase in:
Argentina: P190103382
US 17/277,299
Canada 3109428
EU EP 3880957 B1, granted
Japan 100082072, granted and extra divisional filed
India 202147024348, granted
South Africa 2021/01083, granted
Mexico MX/a/2021/002850
China 201980070040.4 granted; additional claims filed as divisional 202410569028.0
UAE P6000774/2021
Brazil BR112021009142
Chile 202101253, granted
Australia 2019380766, granted

PCT US21/31856
Attaching Curved Objects to Shafts

China, 2022033001385890
US: 17/758,353, granted
EU: 21804867.6
India: 202247052650, granted

PCT/US22/82035
A SHAFTLESS GENERATOR FOR A FLUID TURBINE
Filed Fast Track in US: 18/195,592, granted as patent number 11,891,980
Filed in China, EU, India

PCT/US2023/065612
FLUID TURBINE SUPPORT SYSTEM FOR AN ANGLED ROOF
US Fast Track: 18/298,584, granted as patent number 11,891,980

A Series of Omnibus PCTs Filed as SYSTEMS AND METHODS FOR OPERATING A
CLUSTER OF FLUID TURBINES
PCT/US2023/62170
PCT/US23/65609
PCT/US23/73016
US Fast Track: 18/113,381, COORDINATING BLADE ORIENTATION TO OPTIMIZE
CLUSTER POWER OUTPUT, granted as patent number 11,891,980
US Fast Track: 18/113,388, COMMON BRAKE FOR A CLUSTER OF TURBINES, granted as
patent number 11,891,980
US Fast Track: 18/195,070, DUAL MODE TURBINE COLLECTS ENERGY DURING LOW
WIND CONDITIONS
US Fast Track: 18/195,412, REGULATING TURBINE OUTPUTS TO ACHIEVE A TARGET
VOLTAGE, granted as patent number 11,885,313
US Fast Track: 18/195,437, SMART INVERTER FOR TRANSMITTING POWER FROM
MULTIPLE TURBINES TO AN ELECTRIC GRID
US Fast Track: 18/195,592, DUAL CHANNEL CONTROLLER FOR APPLYING MPPT TO
AN ARRAY OF FLUID TURBINES, granted as patent number 11,885,313
US Fast Track: 18/113,366, MPPT HIGH LEVEL CONTROL OF A TURBINE CLUSTER,
granted
US Fast Track, 18/530,932, STEP GRADATIONS IN CHARGE CONTROLLER
CONFIGURATION, granted
US Fast Track, 18/393,304, APPLICATION OF MACHINE LEARNING TO AN MPPT
PROTOCOL FOR A FLUID TURBINE

PCT/US23/74425

SLEEVES FOR TURBINE SHAFTS

US 18/392,971

Omnibus PCT filed as PCT/US24/11337, SYSTEM AND METHODS FOR FLUID TURBINE
OPERATIONS

US Fast Track 18/429,577, FLAT-PACKABLE KIT FOR A TURBINE

US Fast Track, 18/442,587, Positioning Moveable Flow Turbines

US Fast Track: 18/432,359, Overlapping Pressure Zones

Omnibus PCT filed as PCT/US24/23527, SYSTEMS AND METHODS FOR FLUID TURBINE
OPERATIONS

US 18/670,178, TURBINE POWERED BY EXHAUST FAN

US 18/669,925, GREEN SUN-SHADED CHARGING STATIONS

US 18/669,782, FLAT ROOF GREEN ENERGY SUPPORT STRUCTURE

Omnibus PCT continued as 18/668,579, SYSTEMS AND METHODS FOR OPERATING A
CLUSTER OF FLUID TURBINES

PROVISIONALS FILED:

Drone Charging (2024)

DESIGN PATENTS

Turbine Blades

Filed in US, Japan, China, India (granted), Australia (granted)

Minimalist Bench

Granted in China

Leaves on a Pole

Granted in China

TRADEMARKS

Flower Turbines: US serial number: 86328894 granted, EU: 018027912 granted, granted in Japan,
granted in China for some categories, granted in Australia, India

Turquoise/green flower turbines logo—granted in US, Serial #number 86329027, in EU: granted as
018028119, Filed in China

Flower Power, US serial number: 86349230, granted

Tulip Power: EU: 018180058, granted

Wind Tulip: EU, 018028120, granted

AL13 Power Tower, US, 97881086, granted

Survival Unit, US, 97582164, granted

Tulip, granted in US, 97778377, filed in China

COPYRIGHTS

All small vertical axis wind turbine components of "Eco-Art", granted with registration number VAu-1-311-252

Metallic Tulip straight middle, curved outer edge, granted with registration number VAu 1-377-424

Vertically symmetrical Tulip Turbine, granted with registration number VAu 1-377-423

3 Landscapes, case 1-11469390241, reference ID 1-59OKU66

Flower Power Song and Them Climate Change Blues: Case #: 1-11647798401

Wind Tulip Slender Version: Case #: 1-11647938493

Wind Tulip 2022 Broad Version: Case #: 1-11648476652

Solar Panel Holder on a Round Wind Turbine on a Highway, Case #: 1-11742591931

Wind Turbine Eco Phrases and Copy, Case 1-12198498671

ABOUT

HEADQUARTERS
240 Central Ave. 1J
Lawrence, NY 11559

WEBSITE
View Site ↗

Small turbines, global impact. We believe we have the technology and products to make small wind as big as solar.

TERMS
Flower Turbines

Overview

PRICE PER SHARE
$14

VALUATION
$148.11M

DEADLINE ⓘ
Dec. 5, 2024 at 7:59 AM UTC

FUNDING GOAL ⓘ
$10k - $3.28M

MIN INVESTMENT ⓘ
$420

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$3,276,826

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
714

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
234,059

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus | 5% Bonus Shares

As you are a previous investor in Flower Turbines, Inc, you are eligible for additional bonus shares.

Reservations Bonus

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Time-Based Perks

Early Bird 1

Invest $1,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 2

Invest $5,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 3

Invest $10,000+ within the first 2 weeks and receive 20% bonus shares.

Early Bird 4

Invest $20,000+ within the first 2 weeks and receive 25% bonus shares.

Early Bird 5

Invest $50,000+ within the first 2 weeks and receive 30% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1

Invest $5,000+ between days 30 - 35 and receive 12% bonus shares.

Flash Perk 2

Invest $5,000+ between days 55-60 and receive 12% bonus shares.

Amount-Based Perks

Tier 1

Invest $1,000+ and receive 5% bonus shares.

Tier 2

Invest $2,500+ and receive 8% bonus shares.

Tier 3

Invest $5,000+ and receive a 5% discount on products purchased over $10,000** plus 10% bonus shares.

Tier 4

Invest $10,000+ and receive + 8% discount on products purchased over $10,000** plus 12% bonus shares.

Tier 5

Invest $20,000+ and receive a 10% discount on purchases over $10,000** plus 15% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**In order to receive a discount on your Flower Turbines purchase, the purchase must be made within six months of your investment being closed on.*

The 10% StartEngine Venture Club Bonus

Flower Turbines will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Flower Turbines at $14 / share, you will receive 110 shares of Flower Turbines common stock, meaning you'll own 110 shares for $1400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus and the Reservation Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

NEW UPDATES

09.04.24

Over $500k in Reservations!



We've reached

$500k

in reservations

Reserve now for a 10% BONUS!

Around 260 potential investors have reserved their shares in Flower Turbines, and will be receiving a 10% bonus when they commit. Get the most out of your investment by reserving now and committing in the first two weeks of the round!

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary LLC.

09.04.24

Five Ways We're Using Funding



5 WAYS we're using funding
1 Inventory and Production
2 Shift of Suppliers in the EU
3 Patents and Intellectual Property
4 Sales and Operations Team Development
5 Prototyping New Products
FLOWER TURBINES
www.flowerturbines.com

At Flower Turbines, we want our investors to see their contributions actively fueling our growth and innovation. Here are some ways we are using funds:

1. Inventory and Production

We have made significant upgrades to our (5-meter) Large Tulip, transitioning from fiberglass to thermoplastic, which is more cost-effective, uniform, and environmentally friendly. This shift requires new blade molds, which are very expensive. We've invested $50,000, 50% of the cost of the first mold, and count on

our investors to enable us to continue with another $150,000 to complete this important step. This is a great long term investment.

Despite challenges in production, such as supplier confusion over metric vs. imperial dimensions, all issues are being resolved to ensure smoother operations moving forward.

2. Shift of Suppliers in the EU

In fall 2023, our main supplier in the Netherlands unexpectedly increased our prices by 35%, forcing us to shift our production to lower-cost manufacturers in Poland while maintaining some production in the Netherlands. Although this temporarily impacted our EU sales, the transition will benefit us long-term as we streamline production and regain momentum in the EU market. Our operations staff are handling both the US and EU so we are eliminating duplication.

3. Patents and Intellectual Property

We have achieved significant milestones in our patent portfolio. Our game-changing cluster patent (for the Bouquet Effect) has been granted in the EU, US, and China. Additionally, we filed around 15 patents this year, mainly in electronics, that have now been mostly granted in the US. Recently, we invested $40,000 to file three electronics patents in Japan, China, Australia, Canada, Europe, and India. We are taking advantage of the quick grants in the US to take advantage of the Patent Prosecution Highway, an arrangement among top industrial countries for easier approvals after the first is granted.

4. Sales and Operations Team Development

We've strengthened our team by hiring Hani Gera as Head of Business Development. She leads an expanding international sales team. We expect to show our investors increasing sales results in the next few months. Our CEO, Dr. Farb, is preparing to close a $2 million sale for 300 of our 3-meter turbines and a $100 million project for thousands of our large turbines (one reason funding the new molds is so important). Our EU team also has a potential project for hundreds of turbines. Additionally, Louise Afonso leads our operations team to enhance global quotations and parts supply process.

5. Prototyping New Products

We are building the latest versions of several products at our Texas HQ:

- Flat rooftop turbine mounts (our Eco-Roof Energy Hub) for 3 and 5 turbines combined with solar panels. We intend to equip them with panels from one of the world's largest solar companies, which has expressed interest in collaborating with us in the US market if they can see the product.

- Slanted rooftop mounts

- The AL13 Power Tower™ (assembly started in early August)

- Latest 2m (Medium) Tulip turbine (assembly started)

- Latest 3m Tulip turbine (parts expected early September)

- Our new brand of low wind speed controllers designed for efficient electricity transmission from smaller turbines to batteries, with low operational electrical consumption. Our electrical engineer designing these, Holger Peters, is internationally known as an expert in this field.

Looking Ahead:

As we continue to advance our mission and tackle challenges, we remain committed to delivering long-term value to our investors and thank you for your support.

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary LLC.

09.04.24

Flower Turbines on Superpowers for Good



Discover how Flower Turbines is leading the charge in revolutionizing wind power. **Tune in** to the latest interview with our CEO to learn more about the innovation behind our turbines.

See our products at **FlowerTurbines.com**.

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary LLC.

09.03.24

Get Your TTW Reservation Bonus


EXTRA BONUS
TESTING THE WATERS
RESERVATION BONUS
TTW BONUS WINDOW CLOSING SOON
Reserve
Reserve your investment, risk free, before the round goes live to receive a 10% bonus when you commit.
Flower Turbines

Great opportunity to obtain your TTW reservation bonus for our USA funding round! Reserve your shares today for a 10% bonus when you later secure your investment. PLUS this bonus combines with our upcoming Early Bird Perk. Get the most out of joining this funding round!

Reserve your shares today. See FlowerTurbines.com for product information.

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary LLC.

09.03.24

What's Next for Flower Turbines in San Francisco?


Flower Turbines will be at the
GRAND
OPENING
Yes SF Headquarters
September 12, 2024
Say Yes to a more inclusive, resilient and sustainable San Francisco
YesSF

Flower Turbines is part of the launch of Yes SF Headquarters on September 12, 2024! Join us as we celebrate a new space dedicated to innovation and sustainability in San Francisco.

See the details here:

https://yessf.app.neoncrm.com/nx/portal/neonevents/events#/events/7710

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary LLC.

PRESS

CleanTechnica

Flower Turbines & The Potential Of Small-Scale Wind

[View Article]

KCBD TV

Startup looks to bring wind power to homes, businesses with flower turbines

[View Article]

CBS Innovation Nation

This Is What Flower Power Looks Like

[View Article]

ALL UPDATES

08.29.24

Flower Turbines Raise Opens SOON!



Our goal is to open our next raise in early September, allowing our investors a bit more time to reserve shares and get a 10% bonus upon committing with our TTW Reservation Bonus. This bonus stacks with our Early Bird Bonuses, so reserving now and committing early gets you more bang for your buck! We welcome you to join in the innovation by becoming part of the Flower Turbines family.

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary LLC.

08.26.24

What do You Think of our New Website?



FLOWERTURBINES.COM
What do YOU think of our new website?
LIVE NOW!
Flower Turbines
LEADING THE
WINDUSTRIAL
REVOLUTION
Cutting-Edge Patented Cluster Effect enhances the output of each turbine
Flower Turbines
LEADING THE
WINDUSTRIAL
REVOLUTION
© 2024 FLOWER TURBINES INC. ALL RIGHTS RESERVED.

The Flower Turbines website has been updated to better serve our growing community of innovators, investors, and eco-conscious businesses. 🌱

Explore our newly enhanced platform, where you can find the latest information on our advanced wind turbine technology, details about our capital raises in the US 🇺🇸, Canada 🇨🇦, and the UK 🇬🇧, and insights into how Flower Turbines is breaking new ground in North American sales.

Leave us your comments and suggestions!

08.06.24

Exclusive Perks During Our TTW Phase



Flower Turbines is preparing for our next funding round, and is currently in the Testing the Waters (TTW) phase. During this phase investors who reserve their shares will be eligible to receive our Testing the Waters Reservations Page **Bonus**: This TTW bonus will stack on top of our other two audience bonuses:

Testing the Waters Reservations Page Bonus:

- **10% bonus shares.**

Loyalty Bonus:

- **5% bonus shares for previous investors.**

Venture Club Bonus:

- **10% bonus shares for Venture Club Members.**

All of the above audience-based perks can stack on top of _either_ time-based perks _or_ amount-based. Investors will receive the **highest single bonus available** to them among time and amount perks.

We are planning to launch with a share price of $14 each, and a minimum investment of $420.

Ready to get started? **Make your reservation today** to take advantage of these exclusive perks!



07.23.24

Gearing Up for Growth



We are taking a break from fundraising for a few months to concentrate on sales and company building, but we wanted to make it possible for you to reserve for the upcoming RegCF round, which is planned to open in September 2024.

We have raised over $17 million on StartEngine and are building a full product line, a team to sell them, and a portfolio of game-changing patents. We are in discussions about some large opportunities in the US, Middle East, and Europe, and prefer to start the next round after initiating these as well as some medium-sized projects in the US and Europe.

Reserve your shares as we break into sales!

AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

John Roschke
3 days ago

I believe I qualified for a free app. How do I take advantage of that. Thanks

1 0

Daniel Farb
Flower Turbines • 2 days ago

We don't sell any apps.

0

Kevin Newton
7 days ago

Website Feedback
You asked in an email for feedback. I am a small ...
Show more

1 | 0

DF

Daniel Farb
Flower Turbines • 7 days ago

thank you. Please copy this in an email to support.us@flowerturbines.com with your contact info ...
Show more

0

MR

MATTHEW RECKLING
8 days ago

Thank you, Dr. for your response. I am willing to do anything I can here in Texas to protect Flower Turbine...
Show more

2 | 0

KS

Kensley Senior
7 days ago

We need go in the direction of 3D printing powering the machines where ever they are operating remotely

0

View 1 more reply

MR

MATTHEW RECKLING
8 days ago

Thank you, Dr. for your response. I also saw a possible patent infringement by a Japanese company that you ...

Show more

💬 1　　　↑ 0　　　🏳

Daniel Farb ⊘

Flower Turbines • 8 days ago

Please send a link showing it to
support.us@flowerturbines.com. There are already ...

Show more

↑ 0　　　🏳

Jessica Redekop

9 days ago

Congratulations on your website! Just a few sales
suggestions: Your Price List page has a perfect set-up ...

Show more

💬 1　　　↑ 0　　　🏳

Daniel Farb ⊘

Flower Turbines • 9 days ago

Thanks very much. Our staff is monitoring comments.
This is one of the things I enjoy about the crowdfundin...

Show more

↑ 0　　　🏳

MATTHEW RECKLING

9 days ago

Daniel, after reading some of the negative comments on
urban high altitude too low altitude performance, why...

Show more

💬 1　　　↑ 0　　　🏳

DF

Daniel Farb
Flower Turbines • 9 days ago

So we are going to do almost exactly that by working around the perimeter so as not to shade the panels. To ...
Show more

0

BM

Bob Medeiros
9 days ago

Flowerturbines.com can't be reached.........

2 0

DF

Daniel Farb
Flower Turbines • 9 days ago

You might have a temporary disconnect on your internet. It's all working fine.

0

View 1 more reply

JD

John Dorsey
9 days ago

I think the layout for the website is backwards. Own Your Power should be at the top of the main page. ...
Show more

2 0

Daniel Farb

Flower Turbines • 9 days ago

Thank you. We are reviewing all comments.

↑ 0   ⚑

View 1 more reply

 **Mark Matte**

9 days ago

Hi there. I checked out the new website. On my IPad both Safari and Chrome had issues with the logo in th...

Show more

💬 1   ↑ 0   ⚑

 **Daniel Farb** ⊘

Flower Turbines • 9 days ago

thanks for your help. Passing your comments on. I appreciate the involvement of our investors.

↑ 0   ⚑

 **Jordan Frank**

10 days ago

On website:
...

Show more

💬 1   ↑ 0   ⚑

Daniel Farb ⊘

Flower Turbines • 9 days ago

Thanks very much, will pass on.
The problem with the CBS interview is that CBS has ...

Show more

↑ 0   ⚑

Show More Comments

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

TIME

ON-SCREEN TEXT

DIALOGUE

00:00:00

A local company was chosen by an international climate organization as one of the solutions to help cities around the world meet sustainability goals.

00:00:09

KCBD News Channel 11's Sydney Lowther tells us how this company is using Lubbock to make its mark here in the US.

00:00:17

Coverage You Can Count On Innovative wind energy recognized Flower Turbines recognized for sustainability efforts

It is no surprise to West Texans to pass wind turbines while driving down the road, but it would be a surprise to see them in major cities.

00:00:25

Coverage You Can Count On Jeff Macon

Development Director of Flower Turbines

But those, as you can see, are big turbines. We can't put those big turbines in suburban areas, urban areas.

00:00:31

Coverage You Can Count On Innovative wind energy recognized Flower Turbines recognized for sustainability efforts

Renewable wind energy is secluded to rural areas… Bertrand Piccard, Founder of Solar Impulse Foundation says that's what Flower Turbines are made to change

00:00:40

Coverage You Can Count On Bertrand Piccard

Chairman of Solar Impulse Foundation

You can install them basically in your garden, on the side of a road, on the roof of a factory

00:00:48

Coverage You Can Count On Innovative wind energy recognized Flower Turbines recognized for sustainability efforts

The Solar Impulse Foundation chose Flower Turbines as one of the solutions to creating and maintaining sustainable energy.

00:00:55

Coverage You Can Count On Innovative wind energy recognized Flower Turbines recognized for sustainability efforts

Not only are tulip turbines small and mobile, they are quiet.

00:01:01

Coverage You Can Count On Innovative wind energy recognized Flower Turbines recognized for

Using West Texas wind to their advantage is what these turbines do.

    sustainability efforts

00:01:05

Coverage You Can Count On Innovative wind energy recognized Flower Turbines recognized for sustainability efforts

Energy is needed, renewable energy: solar and wind are two huge components of that. Flower Turbines provides a wind solution that-these units are vertical instead of horizontal

00:01:15

Coverage You Can Count On Innovative wind energy recognized Flower Turbines recognized for sustainability efforts

Flower Turbines come in different sizes to fit each desired energy need. Instead of wasting any energy, small turbines...

00:01:23

Coverage You Can Count On Innovative wind energy recognized Flower Turbines recognized for sustainability efforts

...can be used to charge small devices, you know, traveling somewhere

00:01:27

Coverage You Can Count On Innovative wind energy recognized Flower Turbines recognized for sustainability efforts

Medium turbines:

00:00:59

Coverage You Can Count On Innovative wind energy recognized Flower Turbines recognized for sustainability efforts

They can be put in peoples homes that look good, quiet, safe, and provide energy– meaningful energy at low cost

00:01:34

Coverage You Can Count On Innovative wind energy recognized Flower Turbines recognized for sustainability efforts

And large turbines:

00:01:36

Coverage You Can Count On Innovative wind energy recognized Flower Turbines recognized for sustainability efforts

Can be used in commercial and industrial applications, data centers and airports.

00:01:40

Coverage You Can Count On Innovative wind energy recognized Flower Turbines recognized for sustainability efforts

Flower Turbines are currently used in parts of Europe, but the Solar Impulse Foundation recognizes startups that are working to expand clean, affordable, and renewable energy sources.

00:01:51

Coverage You Can Count On Innovative wind energy recognized Flower Turbines recognized for sustainability efforts

And the fact that people don't know about it, people don't know that they can be so much more efficient to pool these new solutions on the market and allow the startups to

bloom, to create jobs, and to become bigger companies

00:02:04

Coverage You Can Count On Innovative wind energy recognized Flower Turbines recognized for sustainability efforts

Flower Turbines can soon bloom to create energy from wind, solar, and water. - Sydney Lowther, KCBD News Channel 11

World Economic Forum Video Transcript

TIME

ON-SCREEN TEXT

DIALOGUE

00:00:00

These tulip-shaped turbines produce clean energy even in low winds

00:00:05

Unlike conventional wind turbines

00:00:07

Which become less efficient when placed close together...

00:00:11

Flower Turbines work better as a group

00:00:13

Thanks to their unique design

00:00:16

When 2 or more are positioned close together in 'bouquets'...

00:00:20

They funnel excess wind towards their neighbours

00:00:23

Boosting the power of each individual turbine

00:00:27

Dr. Mark Daniel Farb Founder, Flower Turbines

"When you put them close together, like in a bouquet,

00:00:31

"at the right distance and other parameters, they make eachother perform better. That's the opposite of all the big wind turbines you see, that have to be placed far apart because they interfere aerodynamically with each other."

00:00:46

This effect increases with each additional turbine in the bouquet

00:00:50

3 turbines together produce 75% more power than 3 separate units...

00:00:55

While a bouquet of 5 turbines more than doubles the output of each unit

00:00:59

This effect means that turbines generate more energy in less space

00:01:04

Which can enable densely built

urban spaces to become more sustainable

00:01:08

According to their creator, these turbines have a wide range of applications

00:01:12

First is to make small wind farms on buildings, highways, all sorts of other places.

00:01:19

And another [application], and this is popular in Europe, is we make e-bike charging stations with them.

00:01:25

There are many other applications ranging from data centers to on-grid/off-grid power, emergency power, all these kinds of things.

00:01:37

Flower Turbines are also much quieter than standard turbines

00:01:41

And they're safer for birds, too

00:01:44

Flower Turbines is an UpLink Top Innovator...

00:01:49

And winner of the Yes San Francisco Urban Sustainability Challenge, run in collaboration with Deloitte

00:01:54

What's your solution for making cities more sustainable?

00:01:59

Flower Turbines is a member of the Uplink program of the World Economic Forum as a benefit of winning the Yes San Francisco CleanTech Competition.

00:02:06

Flower Turbines

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]





Flower Turbines is taking reservations for a possible, upcoming round. Indicate interest today.

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RESERVE NOW

GET A PIECE OF FLOWER TURBINES

Innovative Small Wind Turbines

Small turbines, global impact. We believe we have the technology and products to make small wind as big as solar.

Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.



$406,693.56 Reserved

OVERVIEW | ABOUT | PRESS & UPDATES | REWARDS | DISCUSSION | INVESTI

Reserve Now

PREVIOUSLY CROWDFUNDED
$16,621,417.34

RESERVED
$406,693.56

RESERVATIONS
200

REASONS TO INVEST

- Named one of America's top 10 most fundable companies by Pepperdine University Business School in 2020, and we've raised $16M through our 3 previous CFs and 2 Reg As.
- Our 30-strong patent portfolio includes game-changer patents in aerodynamics & electronics, filed & granted globally. We manufacture in Europe & the US, & are scaling up manufacturing & sales out of Texas.
- With multiple awards like the Yes San Francisco Urban Sustainability Challenge & new incentives for clean energy in the US & globally, we are the right company in the right industry at the right time.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy

TEAM



Dr. Daniel Farb • Founder, CEO and Director

CEO, 2013-present, experience in renewable energy, high achiever in multiple fields, degrees in business, science, and literature, startup and corporate sales experience; 30 patents; 100 books. Flower Turbines is his primary job....

Read More







Warren Stoll • COO

Warren Stoll is an energetic, high-impact leader with a proven track record of success. He brings an analytical mindset and an entrepreneurial ambition to each of his ventures, and excels at navigating complex, high-stakes opportunities....

Read More





Hani Gera • VP Business Development / Sales

Hani Gera brings over 15 years of experience in B2B sales, marketing, and business development to her role as Flower Turbines' VP of Business Development / Sales. With a strong focus on partnership development, lead generation, and identifying new ...

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Irakli Baitish • Consultant Mechanical Engineer

Ika Baitish Is a graduate of the Technion and a teacher of the engineering software Catia. He has a company, A-B Engineering, and he specializes in designing aerodynamics products for lower-cost manufacturing. Ika works with three other ...

Read More



Ali Grattan • Marketing Manager & Director of Investor Relations Marketing

Since joining Flower Turbines in February 2022, Ali Grattan has been instrumental in spreading the company's sustainable energy message and innovative energy solutions globally. She brings over 10 years of experience in copywriting, editing, visual conten...

Read More

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RECENT DEVELOPMENTS

Exciting Updates

Our latest advancements include additional major size scales, an increase in patented technology, particularly electronics, and completion of a product line. Our product line R&D is one of our achievements over the last year, and we will be developing it this coming year.



1
2
3
4
5
6
7
8

Our Products

1	**1 meter high blade Tulip (small tulip)**	On an individual pole for the ground
2	**Eco-roof energy hub**	To the right and above the 1 meter turbine; We now have a product line of installation products for combined wind and solar on roofs that we hope will open this huge market. They are special because **(1)** they require no bolts to be inserted in the roof; they stay in place from balance, weight, and friction, **(2)** they have a special design that enables the turbines to be adjusted to the vertical, and **(3)** the turbines are preset to take advantage of the bouquet effect (better performance when close to each other). The picture shown is for 3 small turbines on a flat roof; we have a version for 5 on a flat roof. Not shown is a system for a slanted roof that can adjust to any angle.
3	**The Survival Unit™**	To the right of the 1 meter turbine and below; for camping or for grid breakdowns from high winds to recharge batteries, our small turbine mounted on a cooler to be brought outside during grid breakdowns (or camping or renewable energy) to recharge batteries that can then be used for small priorities like keeping a cell phone in operation.
4	**Wind/solar charging pole**	Wind and solar, solar alone, or grid tied charging poles for, The small turbine on top of a for e-bikes and devices. We are in the middle of extending their use with an app and providing new versions for recreational environments, and have filed a patent for how to handle them with drones–a hot new potential market.
5	**2-meter blade height Tulip**	Great for ground and rooftop use.
6	**3-meter blade height Tulip**	Expected to be produced in a batch of 1000 units for a large oil company's special off-grid needs. It will be added to our available product mix as a 1 kilowatt turbine.
7	**5-meter blade height Tulip**	For serious power needs at ground level.
8	**AL13 Power Tower™**	The blades are made of aluminum sheet metal and are easily shipped and assembled. Modular in heights of 1 meter each up to 6 meters. These are slightly lower

cost than the Tulips and made for more industrial uses.

Above images are computer renderings of current products

Recent developments

1

Expansion of US operational facility headquarters in Lubbock, Texas.

Images are computer-generated demo versions. Product is still currently under development

Flower Turbines passed two rounds of piloting for an initial round of 1,000 turbines for a major oil company.



Other exciting updates include:

- MOU or contracts for at least one of some very large sales that we have been working on in the US, EU, and Middle East.
- Important new hires
- Beta tests of new product lines
- Lower cost manufacturing for EU in Eastern Europe for a larger percentage of parts

THE PITCH

Beauty Combined with Aerodynamic Innovations



Technology being developed by Flower Turbines enables a new model in the small wind industry. Focused on creating beautiful, affordable, and efficient turbines for the urban/suburban market and tight spaces, we are paving the way for the future of distributed energy and providing investors with an equitable opportunity in the process.

Our Bouquet (Cluster) Effect (whereby our Tulip turbines perform better when tightly clustered as opposed to the most common turbines which perform worse when clustered) gives us a key advantage to scaling wind farms and harnessing the electricity they produce. This is likely our most serious market-changing innovation, and is protected by both aerodynamic and electronics patents. In fact, our testing found that each turbine added to a group increases the performance of each turbine in the group by 25%. **That means that four correctly placed turbines is approximately the equivalent of eight separate ones.**

Here is a video that enables you to see for yourselves that the bouquet effect works.



That is our key to competing with already mass-produced solar costs. We have in the last year patented electronic controls that we believe will enhance this Bouquet Effect even more. The following diagram shows how each of our smallest turbines produces more power as more turbines are added.



The carefully crafted and patented (already approved in multiple countries) design of the Tulip is so aerodynamically efficient, it is actually able to take the wind entering the turbine, reverse its direction, and point toward the second blade at a higher speed than the initial wind outside. (Of course, much of the wind's force is expended on the first blade, but the right amount of air space enables the remainder to operate more efficiently.)



The red, higher velocity areas on the side show how the Bouquet Effect works--by driving wind tunnels into adjacent turbines.

We have a long list of serious competitive advantages over other small turbines:

- The Bouquet Effect Clustering
- Starting at low wind speeds
- Durability
- Beauty
- Bird-friendliness
- Efficiency of individual turbines
- Noiselessness (see more here)

Usually light turbines don't hold up in high wind speeds; usually turbines that hold up in high wind speeds are too heavy to start at low wind speeds. As the truck testing at 125 mph in this video shows, our design achieves both advantages simultaneously.[1]

THE PROBLEM

Our Research Shows That Most Small Wind Turbines Struggle to Provide a Viable Solution

Flower Turbines aims to address what we believe are five major problems preventing the small wind sector from reaching its potential, and becoming a sustainable trillion dollar industry:

- **High noise**
- **Low efficiency**
- **Turbines close together interfere**
- **High starting speeds**
- **Dangerous to birds**

The first and second are that low noise and high efficiency are hard for most small wind solutions to achieve simultaneously and, as a result, they are unusable in areas where people live and work.

The third is that they can't be placed without interfering with each other's wind flow.

The fourth is that our turbines start operating at lower speeds than others[2] (0.7 meters per second, or 1.6 miles per hour, as opposed to most turbines, which, according to our research, start at 3 m/s), and current wind turbine electronics are not made to handle the low speeds. One of the remarkable facts about our turbines is that at the same time they survive very high speeds.[3]

And fifth, our research shows that standard turbines can pose a risk to birds, while Flower Turbines don't. [4]

THE SOLUTION

Our Technology Breaks Barriers Through a Unique Combination of Beauty & Power

Flower Turbines are uniquely designed to overcome the problems facing small wind technology with improvements that make them less turbulent, more efficient, and allow them to work together in ways previously thought impossible.




Our patented system utilizes a
synergistic Bouquet Effect

We've also disrupted the market by implementing the kind of exquisitely elegant design that encourages people to embrace them as works of art. The advantage of our approach is that Flower Turbines provide a perfect solution for any area where space is limited and sustainable energy is needed such as close to people, buildings, and parking lots. Learn more about our artistic and climate change initiatives at https://www.flowerpower.vip/

It also accompanies solar beautifully, because using both together means energy during more of a daily and seasonal cycle, thereby saving on costly battery storage.

Charging products are popular in Europe and enable the electric mobility industry by giving more opportunities to recharge.



Flower Turbines Wind and Solar Bike Charging Station in Rotterdam



If you were to place our turbines next to the average competitor with 3 m/s wind, the large model turbine will already be producing 30 or more watts of electricity as the competition is first beginning to rotate.


Each turbine propels energy to the group of turbines and enhances their performance by
25%
Medium Turbine

COMPARISON WITH SOLAR

We believe that solar and wind make a great combination and balance each other when the other is not so productive, and that microgrid projects can sometimes be cheaper, depending on the resources of sun and wind, when using wind plus solar plus fewer batteries than solar alone plus batteries, because you need a lot of extra solar to make up for a few stormy winter days in a row. In windy areas in higher latitudes, wind may be much better than solar:



Flower Turbines (Large Size) Compares Favorably to Solar in Windy Areas: Economic significance of the cluster effect

	Solar	Flower Turbines
Number of kilowatts capacity and kilowatt hours per year	20 and 27,381	20 and 50,000
Space in square meters (example: 10 story apt. building)	148.7	36
Cost of system with 30% Federal tax subsidy	$48,980	$70,000
Value of electricity per year	$4381	$8000
Payback period (years)	11.24	8.75
Revenue per square meter	$29	$222 770% Higher

This shows the marketing strategy: Use the cluster effect to make small wind farms, not one at a time sales.

* Zip Code 02532 on Cape Cod Using $0.16 per kilowatt hour

Revenue numbers are per year and internally estimated by the Company. The above statistics may not be representative of performance in all windy areas

OUR TRACTION

Our Turbines Have Been Recognized Globally

In Flower Turbines' decade of development, we have been the recipient of numerous honors. Since its last raise on StartEngine, the company has been able to proceed with setting up manufacturing operations in Texas, and expanded its sales of wind-powered electric bike charging stations. All while continuing to win awards and recognition (in the last year, from EDP and San Francisco) that speak to the power of our technology.



2022 installation of our largest model in a shipyard in the Netherlands



Some achievements we're celebrating...
Chosen as one of the 3% to participate in Dreamit Venture's first Urbantech Accelerator
Named a winner of the US-China Innovation Forum contest
Selection by PortXL Rotterdam as one of 20 companies for investment out of 1000
Receiving an Innovation Loan from Rabobank in Europe
Selection as one of the top 45 inventions in the history of Israel
Winner of our second Energy Award in the Netherlands



Labeled as one of the 1000 best sustainable solutions by the Solar Impulse Foundation
Winner of the Yes San Francisco, Urban Sustainability Challenge in assoc. with the World Economic Forum
Chosen by the US Department of Energy as an Impel+ Innovator
Selected by renewable energy giant EDP for its innovation program

Brand awareness for Flower Turbines continues to flourish as the company has recently entered the luxury and celebrity market sphere via Flower Power.[5] Our wind turbines are now being sold as collectible art pieces that are unique, beautiful, and functional.

One of our first US markets is battery charging with many applications such as emergency use. They were successfully tested with the Dutch military, which wrote an article on Flower Turbines.[6] Our wind turbines are now being used for sustainable battery recharging at Coldplay's outdoor concerts.



JOHN MCKAY

This image shows our turbines being used at the Coldplay concert



The above is a rendering of our products. Images are computer generated demo versions. Our turbines are currently available on the market for purchase. This is a product line of special landscape designs, copyright pending.

Additionally, Pepperdine University Business School chose Flower Turbines in 2020 as one of the Top 10 Most Fundable Companies in America out of 4,500 companies after an intensive review of the people, financials, and business plan, followed by interviews and background checks. After that, the public was asked to vote for their favorites, and Flower Turbines was in the top 3.

PEPPERDINE
GRAZIADIO
BUSINESS SCHOOL
DREAMIT
PORTXL
world port accelerator
start engine



Flower Turbines also passed an exhaustive review by the Solar Impulse Foundation to become one of their 1000 Efficient Solutions for combating climate change and was awarded the Solar Impulse label.[7]



Additionally, our founder and CEO, Dr. Daniel Farb was chosen as one of the 2021 Department of Energy Impel+ Innovators.[8]

Here are some of the organizations we belong to:











This Is What Flower Power Looks Like | Flower Turbines
Watch later
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Watch on YouTube

For those outside of the US, click here to view (password: HearstMPG)

Flower Turbines was chosen to participate in the Housing Innovation Showcase of the US Department of Housing and Urban Development in June 2024. Here is the Flower Turbines CEO with an Under-Secretary of the Department of Energy at the Flower Turbines exhibit at the National Mall in Washington, DC.





THE MARKET

Tapping Into The Potential Power of An Energized Market



Market Opportunity
Leverage exclusive cluster effect to enable projects in large numbers—large building market alone
10M large buildings in the US
X
30% in windy areas
X
10 turbines each on ground and roof (conservative)
X
$20,000 per unit on ground and $5000 on roof
=
$750B
$600B (ground) and $150B (on roof)
Example 1: Sides of roads and railroads, potential 10s of millions of units. Currently discussing initial project in China for 30,000 units along one stretch of highway
Example 2: Parking lots of malls, other large real estate (Corporate and Government). We have begun (already receiving payment) the design for turbines in a huge logistics center in Europe for one of the world's top brands

The above graphic uses internal estimates generated by the Company. These estimates reflect management's current views on the market and are not a guarantee of future performance or success.

Although the small turbines sector is projected to hit a CAGR of over 14.5% in the near future[9], Flower Turbines hopes that its market-changing product can do even more to drive growth.

According to recent reports from the U.S. Department of Energy, the small wind renewable energy market thrived across various segments. The distributed wind sector contributed 11.7 MW of new capacity through 1,751 turbines, showcasing its expanding role in the renewable energy landscape.[10]

The Megawatts were recorded at 72 in 2022, growing by 132% from 2020.

Bloomberg predicts that wind and solar will power half the world's grid by 2050 and receive $9 trillion of investment[11]. We hope Flower Turbines will be part of that. Additionally, Flower Turbines has entered the exciting market of electric charging, one of the top trends in cleantech[12].

WHY INVEST

Help change the landscape of sustainability forever



Join us to revolutionize the small wind industry

Flower Turbines believes in doing its part to save the planet, not by asking for subsidies, but by creating the technological improvements that will make its products useful choices. Our goal is to provide 5% of electric power in most major markets within the next 20 years – a significant objective, designed to have a significant impact.

Fulfilling our business plan requires an up-front investment, but we are confident that the quality of our products, coupled with a demand for more, will result in healthy growth once the world becomes acquainted with our initial installations.



Scaling up!



Flower Turbines has completed several rounds of funding on Startengine. Previous rounds enabled an extensive patent portfolio, research and development, assembly of teams and manufacturing locations in the US and EU, and early sales of around $300,000 per year. Challenges have included supply chain and supplier disruptions from COVID and afterwards and product delivery delays. There are some large sales in the works in several markets. Funds in the current round will be used to obtain more inventory to shorten time from orders to supplies and reduce prices by making larger orders and fixing supply chain delays, and expanding sales and the sales team. We will continue to expand the patent portfolio with entry of important patents into more countries rather than developing so many original patents so we can concentrate of development of what we have filed. In some cases, funds raised will enable us to make demonstrations in new markets at lower cost to early buyers.

Building on what we have already achieved, Flower Turbines is excited for this round of fundraising to help us accelerate sales expansion, so that we can achieve our ultimate goal. Anyone can invest. Sign up to join us! Join the movement against climate change and for local, clean energy.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD- LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

IP List for Flower Turbines; Multiple Innovations are a Core Strength of Flower Turbines

We believe it is hard to find another startup that has so much innovative technology.

IP List as of July 9th, 2024 for Flower Turbines

IP List 20240219 for Flower Turbines

PATENTS WITH PCT NUMBERS
IB10/052334
Title: 2-Bladed Vertical Axis Turbines
EU: 10780138.3, granted, entered in:
- Switzerland/Liechtenstein
- Germany
- France
- Great Britain
- Ireland
- Italy
Australia: 2010252559, granted as 2010252559
India: 9614/CHENP/2011, granted.
US: 13/322,578, granted as 9,255,567
Israel: 216596, granted as 216596
Canada: granted as 2,800,765

IB2012/053567
Title: VARIABLE DIAMETER AND ANGLE VERTICAL AXIS TURBINE
US: 14/232,629, granted as US20140167414
China: 201280034861.0, granted as CN103649530B

IL2015/050537
Title: Vertical Axis Turbine Clustering
US: 15/310,770, granted as 10330086
EU: 15796413.1, granted

China: 201580026019.6, granted as 2019052700130810
Brazil: 112016026981-0, pending

IL2017/050969
Title: ROOFTOP WIND TURBINE FLOW IMPROVEMENTS
US: 16324720, pending
China: 201780055226.3, granted as CN109844307B

PCT IL2019/051172
Title: Savonius Wind Turbine Ratios
In national phase in:
Argentina: P190103382
US 17/277,299
Canada 3109428
EU EP 3880957 B1, granted
Japan 100082072, granted and extra divisional filed
India 202147024348, granted
South Africa 2021/01083, granted
Mexico MX/a/2021/002850
China 201980070040.4 granted; additional claims filed as divisional 202410569028.0
UAE P6000774/2021
Brazil BR112021009142
Chile 202101253, granted
Australia 2019380766, granted

PCT US21/31856
Attaching Curved Objects to Shafts
China, 2022033001385890
US: 17/758,353, granted
EU: 21804867.6
India: 202247052650, granted

PCT/US22/82035
A SHAFTLESS GENERATOR FOR A FLUID TURBINE
Filed Fast Track in US: 18/195,592, granted as patent number 11,891,980
Filed in China, EU, India

PCT/US2023/065612
FLUID TURBINE SUPPORT SYSTEM FOR AN ANGLED ROOF
US Fast Track: 18/298,584, granted as patent number 11,891,980

A Series of Omnibus PCTs Filed as SYSTEMS AND METHODS FOR OPERATING A
CLUSTER OF FLUID TURBINES
PCT/US2023/62170
PCT/US23/65609
PCT/US23/73016
US Fast Track: 18/113,381, COORDINATING BLADE ORIENTATION TO OPTIMIZE
CLUSTER POWER OUTPUT, granted as patent number 11,891,980
US Fast Track: 18/113,388, COMMON BRAKE FOR A CLUSTER OF TURBINES, granted as
patent number 11,891,980
US Fast Track: 18/195,070, DUAL MODE TURBINE COLLECTS ENERGY DURING LOW
WIND CONDITIONS
US Fast Track: 18/195,412, REGULATING TURBINE OUTPUTS TO ACHIEVE A TARGET
VOLTAGE, granted as patent number 11,885,313
US Fast Track: 18/195,437, SMART INVERTER FOR TRANSMITTING POWER FROM
MULTIPLE TURBINES TO AN ELECTRIC GRID
US Fast Track: 18/195,592, DUAL CHANNEL CONTROLLER FOR APPLYING MPPT TO
AN ARRAY OF FLUID TURBINES, granted as patent number 11,885,313
US Fast Track: 18/113,366, MPPT HIGH LEVEL CONTROL OF A TURBINE CLUSTER,
granted
US Fast Track, 18/530,932, STEP GRADATIONS IN CHARGE CONTROLLER
CONFIGURATION, granted
US Fast Track, 18/393,304, APPLICATION OF MACHINE LEARNING TO AN MPPT
PROTOCOL FOR A FLUID TURBINE

PCT/US23/74425
SLEEVES FOR TURBINE SHAFTS
US 18/392,971
Omnibus PCT filed as PCT/US24/11337, SYSTEM AND METHODS FOR FLUID TURBINE
OPERATIONS
US Fast Track 18/429,577, FLAT-PACKABLE KIT FOR A TURBINE
US Fast Track, 18/442,587, Positioning Moveable Flow Turbines
US Fast Track: 18/432,359, Overlapping Pressure Zones

Omnibus PCT filed as PCT/US24/23527, SYSTEMS AND METHODS FOR FLUID TURBINE
OPERATIONS
US 18/670,178, TURBINE POWERED BY EXHAUST FAN
US 18/669,925, GREEN SUN-SHADED CHARGING STATIONS
US 18/669,782, FLAT ROOF GREEN ENERGY SUPPORT STRUCTURE

Omnibus PCT continued as 18/668,579, SYSTEMS AND METHODS FOR OPERATING A
CLUSTER OF FLUID TURBINES

PROVISIONALS FILED:
Drone Charging (2024)

DESIGN PATENTS
Turbine Blades
Filed in US, Japan, China, India (granted), Australia (granted)
Minimalist Bench
Granted in China
Leaves on a Pole
Granted in China

TRADEMARKS
Flower Turbines: US serial number: 86328894 granted, EU: 018027912 granted, granted in Japan,
granted in China for some categories, granted in Australia, India
Turquoise/green flower turbines logo—granted in US, Serial #number 86329027, in EU: granted as
018028119, Filed in China
Flower Power, US serial number: 86349230, granted
Tulip Power: EU: 018180058, granted
Wind Tulip: EU, 018028120, granted
AL13 Power Tower, US, 97881086, granted
Survival Unit, US, 97582164, granted
Tulip, granted in US, 97778377, filed in China

COPYRIGHTS
All small vertical axis wind turbine components of "Eco-Art", granted with registration number
VAu-1-311-252
Metallic Tulip straight middle, curved outer edge, granted with registration number VAu 1-377-424
Vertically symmetrical Tulip Turbine, granted with registration number VAu 1-377-423

3 Landscapes, case 1-11469390241, reference ID 1-59OKU66
Flower Power Song and Them Climate Change Blues: Case #: 1-11647798401
Wind Tulip Slender Version: Case #: 1-11647938493
Wind Tulip 2022 Broad Version: Case #: 1-11648476652
Solar Panel Holder on a Round Wind Turbine on a Highway, Case #: 1-11742591931
Wind Turbine Eco Phrases and Copy, Case 1-12198498671

ABOUT

HEADQUARTERS
240 Central Ave. 1J
Lawrence, NY 11559

WEBSITE
View Site ⎋

Small turbines, global impact. We believe we have the technology and products to make small
wind as big as solar.

PRESS

CleanTechnica
Flower Turbines & The Potential Of Small-Scale Wind

[View Article]

KCBD TV
**Startup looks to bring wind power to homes, businesses with
flower turbines**

[View Article]



CBS Innovation Nation
This Is What Flower Power Looks Like

[View Article]

ALL UPDATES

08.26.24

🌐 What do You Think of our New Website?


FLOWERTURBINES.COM
What do YOU think of our new website?
LIVE NOW!
WINDUSTRIAL
REVOLUTION
WINDUSTRIAL
REVOLUTION
© 2024 FLOWER TURBINES INC. ALL RIGHTS RESERVED.

The Flower Turbines website has been updated to better serve our growing community of innovators, investors, and eco-conscious businesses. 🌱

Explore our newly enhanced platform, where you can find the latest information on our advanced wind turbine technology, details about our capital raises in the US 🇺🇸, Canada 🇨🇦, and the UK 🇬🇧, and insights into how Flower Turbines is breaking new ground in North American sales.

Leave us your comments and suggestions!

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary LLC.

08.06.24

Exclusive Perks During Our TTW Phase


Testing the Waters
PERKS
10%
Bonus shares with our TTW Reservations Page Bonus.
PERKS
5%
Bonus shares with our Loyalty Bonus for previous investors.
PERKS
10%
Bonus shares with our Venture Club Bonus for Venture Club Members.
© 2024 FLOWER TURBINES. ALL RIGHTS RESERVED.

Flower Turbines is preparing for our next funding round, and is currently in the Testing the Waters (TTW) phase. During this phase investors who reserve their shares will be eligible to receive our Testing the Waters Reservations Page **Bonus**: This TTW bonus will stack on top of our other two audience bonuses:

Testing the Waters Reservations Page Bonus:

- **10% bonus shares.**

Loyalty Bonus:

- **5% bonus shares for previous investors.**

- 5% bonus shares for previous investors.

Venture Club Bonus:

- **10% bonus shares for Venture Club Members.**

All of the above audience-based perks can stack on top of _either_ time-based perks _or_ amount-based. Investors will receive the **highest single bonus available** to them among time and amount perks.

We are planning to launch with a share price of $14 each, and a minimum investment of $420.

Ready to get started? **Make your reservation today** to take advantage of these exclusive perks!



07.23.24

Gearing Up for Growth



We are taking a break from fundraising for a few months to concentrate on sales and company building, but we wanted to make it possible for you to reserve for the upcoming RegCF round, which is planned to open in September 2024.

We have raised over $17 million on StartEngine and are building a full product line, a team to sell them, and a portfolio of game-changing patents. We are in discussions about some large opportunities in the US, Middle East, and Europe, and prefer to start the next round after initiating these as well as some medium-sized projects in the US and Europe.

Reserve your shares as we break into sales!

🌐 What do You Think of the New Flower Turbines Website?


FLOWERTURBINES.COM
What do YOU think of our new website?
LIVE NOW!
Flower Turbines
Home About Invest Resources Contact Shopping Search
LEADING THE
WINDUSTRIAL
REVOLUTION
Cutting-Edge Patented Cluster Effect enhances the output of each turbine
© 2024 FLOWER TURBINES INC. ALL RIGHTS RESERVED.

The Flower Turbines website has been updated to better serve our growing community of innovators, investors, and eco-conscious businesses. 🌱

Explore our newly enhanced platform, where you can find the latest information on our advanced wind turbine technology, details about our capital raises in the US 🇺🇸, Canada 🇨🇦, and

the UK 🇬🇧, and insights into how Flower Turbines is breaking new ground in North American sales.

Whether you're interested in learning more about our products, discovering the perks and bonuses available in our upcoming raise, or seeing how our turbines can power your business, our refreshed website has it all.

See how Flower Turbines is driving the future of renewable energy at flowerturbines.com, and reserve your investment at https://www.startengine.com/offering/flowerturbines.

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary LLC.

Flower Turbines Raise Opens SOON!

Our next raise opens in early September, allowing our investors a bit more time to reserve shares and get a 10% bonus upon committing with our TTW Reservation Bonus. This bonus stacks with our Early Bird Bonuses, so reserving now and committing early gets you more bang for your buck!

We welcome you to join in the innovation by becoming part of the Flower Turbines family.

Reserve your shares today at www.https://www.startengine.com/offering/flowerturbines

Exclusive Perks in Our TTW Phase



Testing the Waters
PERKS
10%
Bonus shares with our TTW Reservations Page Bonus.
PERKS
5%
Bonus shares with our Loyalty Bonus for previous investors.
PERKS
10%
Bonus shares with our Venture Club Bonus for Venture Club Members.
© 2024 FLOWER TURBINES. ALL RIGHTS RESERVED.

Flower Turbines is preparing for our next funding round, and is currently in the Testing the Waters (TTW) phase. During this phase investors who reserve their shares will be eligible to receive our Testing the Waters Reservations Page Bonus: This TTW bonus will stack on top of our other two audience bonuses:

Testing the Waters Reservations Page Bonus:

- 10% bonus shares.

Loyalty Bonus:

- 5% bonus shares for previous investors.

Venture Club Bonus:

- 10% bonus shares for Venture Club Members.

All of the above audience-based perks can stack on top of **_either_** time-based perks **_or_** amount-based. Investors will receive the highest single bonus available to them among time and amount perks.

We are planning to launch with a share price of $14 each, and a minimum investment of $420.

Ready to get started? Make your reservation today to take advantage of these exclusive perks! 🚀🌟📈

Reserve your shares today on https://www.startengine.com/offering/flowerturbines.

Gearing Up for Growth

Reserve Your Shares as We Expand into Sales!


GEARING UP FOR
GROWTH
© 2024 FLOWER TURBINES. ALL RIGHTS RESERVED.

We are taking a break from fundraising for a few months to concentrate on sales and company building, but we wanted to make it possible for you to reserve for the upcoming RegCF round, which is planned to open in September 2024.

We have raised over $17 million on StartEngine and are building a full product line, a team to sell them, and a portfolio of game-changing patents. We are in discussions about some large opportunities in the US, Middle East, and Europe, and prefer to start the next round after initiating these as well as some medium-sized projects in the US and Europe.

Reserve your shares at https://www.startengine.com/offering/flowerturbines as we break into North American sales!

FLOWER TURBINES IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN

INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

Get Your TTW Reservation Bonus

Testing the Waters - Reserve shares today, get a bonus when you commit.


EXTRA BONUS
TESTING THE WATERS
RESERVATION BONUS
TTW BONUS WINDOW CLOSING SOON
Reserve your investment, risk free, before the round goes live to receive a 10% bonus when you commit.
Reserve
Flower Turbines
OR

EXTRA BONUS
TESTING THE WATERS
RESERVATION BONUS
FUNDING ROUND OPENING SOON
Reserve your investment, risk free, before the round goes live to receive a 10% bonus when you commit.
Reserve
Flower Turbines

Great opportunity to obtain your TTW reservation bonus for our USA funding round! Reserve your shares today for a 10% bonus when you later secure your investment.

PLUS this bonus combines with our upcoming Early Bird Perk. Get the most out of joining this funding round!

Reserve your shares today on https://www.startengine.com/offering/flowerturbines.
See flowerturbines.com for product information.

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary LLC.

Information on current raise:

We closed a 3-month $1.7 million round May 31, 2024, and are tentatively planning three raises starting in September:

1. RegCF on Startengine as a continuation of the current TTW share reservation.
2. Our first Canadian raise on Frontfundr. (Canadians cannot participate in RegCF US crowdfunding.)
3. A RegD for accredited investors

You can reserve shares now for the upcoming round, likely to be in September.

To understand more on the TTW Phase, click the button below:

TTW Phase

Why should you reserve now:
In the event of oversubscription, you will have first choice even though you don't have to pay for them now and can elect not to follow through. In addition, by helping us budget, you get a **bonus of 10%** extra shares when you fulfill your reservation.

Flower Turbines is planning to open our latest funding round on Sept. 5, 2024 on StartEngine

StartEngine

We are simultaneously opening the offering to Canadian investors for the first time on FrontFundr.

FrontFundr

UK accredited investors can now crowdfund with Flower Turbines for the first time through the Canadian FrontFundr site.

UK accredited investors for over $50,000 should contact info@flowerturbines.com.

UK accredited investors can join us through the FrontFundr site when it's live. The thresholds are:

- An individual whose annual income before taxes exceeded $200,000 in each of the 2 most recent calendar years and is expected to exceed that amount in the current year,
- Annual income before taxes combined with a spouse exceeded $300,000 in each of the 2 most recent calendar years and is expected to exceed that amount in the current year,
- Net Financial Assets, individually or combined with a spouse, are greater than $1,000,000 (not including real estate), or
- Net Assets, individually or combined with a spouse, are greater than $5,000,000 (including real estate).

https://www.flowerturbines.com/invest

What's Next for Flower Turbines in San Francisco?


Flower Turbines will be at the
GRAND
OPENING
Yes SF Headquarters
September 12, 2024
Say Yes to a more inclusive, resilient and sustainable San Francisco
YesSF
Yes
Top Innovators are here.

Flower Turbines is part of the launch of Yes SF Headquarters on September 12, 2024! Join us as we celebrate a new space dedicated to innovation and sustainability in San Francisco.

See the details here:
https://yessf.app.neoncrm.com/nx/portal/neonevents/events#/events/7710

Reserve your investment:
https://www.startengine.com/offering/flowerturbines

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary LLC.



Flower Turbines
TECHNOLOGY & DESIGN · PERFECTLY ALIGNED

Home   About   Invest   Resources   Contact   Shopping   Search



INVEST IN
FLOWER TURBINES

Right company, Right industry, Right time.

Where to invest in the innovation?

All US and investors outside the US (except for a few other non-participating countries) can reserve their investment at https://www.startengine.com/offering/flowerturbines

In this round we can now take investors from **all investors in Canada** at
https://www.frontfundr.com/flowerturbines

Accredited investors in the UK should first sign up on our form here and then proceed to
https://www.frontfundr.com/flowerturbines

Reserve your shares for the next round!

As of July 1, 2024, we have received over **$17 million** in investment from over **8000 investors** via equity crowdfunding and angel investing.

We love the democratization of investing.
We welcome more participation.
All our money goes into growth. We have ambitions to become **a large global company.**

Reserve your shares here through **StartEngine.**

StartEngine

To make sure you get updates, register on our **investor mailing list.**

Get Notified

Why do people invest in us?

Many believe they will make money from getting in early on a technology stock. They are not alone.

Pepperdine University Business School picked Flower Turbines as one of the most fundable companies in the US. And we won lots of awards, like the Yes San Francisco Cleantech Competition and winner in two separate years of the Dutch government sustainability award.

Others believe in the importance of a clean environment and want to be part of it while investing.

Our traction for large projects is just beginning, and we are committed to leading the way in sustainable innovation.

Our Branding Video

Dr. Farb pitching the company at Paradigm Talks

Dr. Farb pitching the company at the RegA conference













Flower Turbines

Information on current raise:

We closed a 3-month $1.7 million round May 31, 2024, and are tentatively planning three raises starting in September:

1. RegCF on Startengine as a continuation of the current TTW share reservation.
2. Our first Canadian raise on Frontfundr. (Canadians cannot participate in RegCF US crowdfunding.)
3. A RegD for accredited investors

You can reserve shares now for the upcoming round, likely to be in September.

To understand more on the TTW Phase, click the button below:



TTW Phase

Why should you reserve now:
In the event of oversubscription, you will have first choice even though you don't have to pay for them now and can elect not to follow through. In addition, by helping us budget, you get a **bonus of 10%** extra shares when you fulfill your reservation.

Flower Turbines is planning to open our latest funding round on Sept. 5, 2024 on StartEngine

StartEngine

We are simultaneously opening the offering to Canadian investors for the first time on FrontFundr.

FrontFundr

UK accredited investors can now crowdfund with Flower Turbines for the first time through the Canadian FrontFundr site.

UK accredited investors for over $50,000 should contact info@flowerturbines.com.

UK accredited investors can join us through the FrontFundr site when it's live. The thresholds are:

- An individual whose annual income before taxes exceeded $200,000 in each of the 2 most recent calendar years and is expected to exceed that amount in the current year,
- Annual income before taxes combined with a spouse exceeded $300,000 in each of the 2 most recent calendar years and is expected to exceed that amount in the current year,
- Net Financial Assets, individually or combined with a spouse, are greater than $1,000,000 (not including real estate), or
- Net Assets, individually or combined with a spouse, are greater than $5,000,000 (including real estate).



INVEST IN WIND ENERGY
Flower Turbines
Available Through
start engine

Many people don't realize that the process for offering shares via crowdfunding is rigorous. For our upcoming raise, we have to pass due diligence from:

- An independent due diligence company (approval graphic here)
- SEC
- FINRA
- An accountant's audit
- A separate accountant's financial report
- Our corporate lawyer
- StartEngine's internal compliance team

RegCF Annual Reports

RegCF 2023 Annual Report
RegCF 2021 Annual Report

Financial Audits

2023 Financial Audit



verified by crowdcheck
Flower Turbines, Inc.
December 22, 2022

How Flower Turbines Stand Out in the Industry



How Flower Turbines Stand Out in the Indus...
Watch later
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HOW FLOWER TURBINES
STANDS OUT
THE INDUSTRY
Watch on YouTube

JOIN THE SMALL WIND



REVOLUTION

Get your turbines today!

CONTACT US

support.us@flowerturbines.com
+1 (806) 318-1116
2601 SE Loop 289 Lubbock, TX 79404

support.eu@flowerturbines.com
+31 (010) 307-6654
Platinastraat 125, 2718ST Zoetermeer, Netherlands



©2018 by Flower Turbines.

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